EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.096/2009

May 14, 2009

SEC
Mail Processing
Section

MAY 15 2009

Washington, DC
100

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

09046204

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 14, 09

5/19

www.kasikornbankgroup.com

泰 华 农 民 银 行 集 团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全 方 位 的 卓 越 服 务 บริการทุกระดับประทับใจ Towards Service Excellence

**KASIKORNBANK PUBLIC COMPANY LIMITED**

**and Its Subsidiaries**

**Interim financial statements**

**and**

**Review Report of Certified Public Accountant**

**For the three-month period ended**

**31 March 2009**

# Review Report of Certified Public Accountant

## To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 31 March 2009, and the related statements of income, changes in equity and cash flows for the three-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and Bank-only statements of income, changes in equity and cash flows for the three-month period ended 31 March 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were reviewed by another auditor whose report dated 15 May 2008 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with the auditing standard on review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and Bank-only financial statements for the year ended 31 December 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 25 February 2009. The consolidated and Bank-only balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
14 May 2009

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**BALANCE SHEETS**

**AS AT 31 MARCH 2009 AND 31 DECEMBER 2008**

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 31 March 2009 (Unaudited) | 31 December 2008 | 31 March 2009 (Unaudited) | 31 December 2008 |
| ASSETS | | | | | |
| Cash | | 15,295,221 | 27,751,133 | 15,293,583 | 27,749,840 |
| Interbank and money market items | 13 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 67,157,408 | 186,731,920 | 67,566,734 | 187,163,373 |
| Non-interest bearing | | 1,635,618 | 2,394,508 | 1,595,856 | 2,370,659 |
| Foreign items | | | | | |
| Interest bearing | | 4,099,327 | 5,549,673 | 4,099,327 | 5,549,673 |
| Non-interest bearing | | 485,520 | 1,624,098 | 485,520 | 1,624,098 |
| Total Interbank and Money Market Items - net | | 73,377,873 | 196,300,199 | 73,747,437 | 196,707,803 |
| Investments | 5, 13 | | | | |
| Current investments - net | | 112,389,512 | 68,497,788 | 112,140,478 | 68,259,574 |
| Long-term investments - net | | 76,292,159 | 34,233,331 | 76,138,676 | 34,084,314 |
| Investments in subsidiaries and associated companies - net | | 144,009 | 213,920 | 9,474,177 | 9,474,177 |
| Total Investments - net | | 188,825,680 | 102,945,039 | 197,753,331 | 111,818,065 |
| Loans and accrued interest receivables | 6, 7 | | | | |
| Loans | | 877,141,854 | 904,008,483 | 874,051,305 | 900,587,489 |
| Accrued interest receivables | | 1,333,682 | 1,485,402 | 1,297,932 | 1,454,349 |
| Total Loans and Accrued Interest Receivables | | 878,475,536 | 905,493,885 | 875,349,237 | 902,041,838 |
| Less Allowance for doubtful accounts | 8 | (26,879,771) | (26,394,024) | (25,621,374) | (25,124,928) |
| Less Revaluation allowance for debt restructuring | 9 | (3,716,439) | (3,377,678) | (3,716,326) | (3,377,539) |
| Total Loans and Accrued Interest Receivables - net | | 847,879,326 | 875,722,183 | 846,011,537 | 873,539,371 |
| Properties foreclosed - net | | 14,538,065 | 14,391,986 | 11,446,938 | 11,228,784 |
| Customers' liability under acceptances | | 484,379 | 491,592 | 484,379 | 491,592 |
| Premises and equipment - net | | 30,754,082 | 29,657,262 | 29,918,061 | 28,833,797 |
| Intangible assets - net | | 9,918,530 | 9,223,691 | 8,614,691 | 7,912,230 |
| Derivative revaluation | | 26,795,139 | 36,451,821 | 26,795,139 | 36,451,821 |
| Other assets - net | | 9,993,408 | 10,619,584 | 8,383,647 | 8,818,920 |
| Total Assets | | 1,217,861,703 | 1,303,554,490 | 1,218,448,743 | 1,303,552,223 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2009 AND 31 DECEMBER 2008

| | Thousand Baht | | | |
|---|---|---|---|---|
| | Consolidated | | The Bank | |
| | 31 March 2009 (Unaudited) | 31 December 2008 | 31 March 2009 (Unaudited) | 31 December 2008 |
| LIABILITIES AND EQUITY | | | | |
| Deposits | | | | |
| Deposits in baht | 893,525,580 | 952,855,541 | 894,477,682 | 953,693,804 |
| Deposits in foreign currencies | 20,580,870 | 15,094,230 | 20,580,870 | 15,094,230 |
| Total Deposits | 914,106,450 | 967,949,771 | 915,058,552 | 968,788,034 |
| Interbank and money market items | | | | |
| Domestic items | | | | |
| Interest bearing | 6,313,146 | 11,738,123 | 6,820,710 | 12,271,555 |
| Non-interest bearing | 3,846,247 | 3,218,959 | 3,881,706 | 3,237,941 |
| Foreign items | | | | |
| Interest bearing | 2,201,327 | 1,008,239 | 2,201,327 | 1,008,239 |
| Non-interest bearing | 224,890 | 334,379 | 224,890 | 334,379 |
| Total Interbank and Money Market Items | 12,585,610 | 16,299,700 | 13,128,633 | 16,852,114 |
| Liabilities payable on demand | 12,389,102 | 10,882,927 | 12,389,093 | 10,882,805 |
| Borrowings | | | | |
| Short-term borrowings | 70,346,142 | 97,635,655 | 70,469,938 | 97,453,984 |
| Long-term borrowings | 42,811,289 | 40,523,227 | 42,811,289 | 40,523,227 |
| Total Borrowings | 113,157,431 | 138,158,882 | 113,281,227 | 137,977,211 |
| Bank's liability under acceptances | 484,379 | 491,592 | 484,379 | 491,592 |
| Derivative revaluation | 23,490,868 | 31,899,970 | 23,490,868 | 31,899,970 |
| Provisions | 4,088,865 | 4,232,519 | 4,080,847 | 4,207,233 |
| Other liabilities | 19,944,628 | 19,976,535 | 19,202,728 | 19,147,315 |
| Total Liabilities | 1,100,247,333 | 1,189,891,896 | 1,101,116,327 | 1,190,246,274 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**BALANCE SHEETS**

**AS AT 31 MARCH 2009 AND 31 DECEMBER 2008**

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 31 March 2009 (Unaudited) | 31 December 2008 | 31 March 2009 (Unaudited) | 31 December 2008 |
| Equity | | | | | |
| Share capital | | | | | |
| Authorized share capital | 11 | | | | |
| 3,048,614,697 ordinary shares, Baht 10 par value | | 30,486,147 | 30,486,147 | 30,486,147 | 30,486,147 |
| Issued and paid-up share capital | | | | | |
| 2,393,260,193 ordinary shares, Baht 10 par value | | 23,932,602 | 23,932,602 | 23,932,602 | 23,932,602 |
| Premium on ordinary shares | | 18,103,110 | 18,103,110 | 18,103,110 | 18,103,110 |
| Appraisal surplus on asset revaluation | | 10,892,748 | 10,941,913 | 10,892,748 | 10,941,913 |
| Revaluation surplus on investments | 5 | 2,357,840 | 2,207,073 | 2,358,210 | 2,207,793 |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | | 3,050,000 | 3,050,000 | 3,050,000 | 3,050,000 |
| Unappropriated | | 59,277,863 | 55,427,843 | 58,995,746 | 55,070,531 |
| Total equity attributable to equity holders of the Bank | | 117,614,163 | 113,662,541 | 117,332,416 | 113,305,949 |
| Minority interests | | 207 | 53 | - | - |
| Total Equity | | 117,614,370 | 113,662,594 | 117,332,416 | 113,305,949 |
| Total Liabilities and Equity | | 1,217,861,703 | 1,303,554,490 | 1,218,448,743 | 1,303,552,223 |
| | | | | | |
| Off-balance sheet items - contingencies | 14 | | | | |
| Aval to bills and guarantees of loans | | 1,771,793 | 1,563,960 | 1,771,793 | 1,563,960 |
| Liability under unmatured import bills | | 4,532,181 | 5,643,988 | 4,532,181 | 5,643,988 |
| Letters of credit | | 17,212,575 | 17,165,133 | 17,212,575 | 17,165,133 |
| Other contingencies | | 2,213,149,555 | 2,250,537,454 | 2,212,889,355 | 2,250,262,914 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF INCOME**

**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2009 AND 2008**

**(UNAUDITED)**

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 2009 | 2008 | 2009 | 2008 |
| Interest and dividend income | | | | | |
| Loans | | 13,141,884 | 11,981,352 | 13,461,733 | 12,204,867 |
| Interbank and money market items | | 672,863 | 556,431 | 672,688 | 555,449 |
| Finance leases | | 608,656 | 405,903 | - | - |
| Investments | | 1,086,924 | 974,597 | 1,418,015 | 1,043,776 |
| Total Interest and Dividend Income | | 15,510,327 | 13,918,283 | 15,552,436 | 13,804,092 |
| Interest expense | | | | | |
| Deposits | | 3,519,918 | 3,131,379 | 3,520,038 | 3,131,192 |
| Interbank and money market items | | 59,855 | 59,414 | 60,707 | 59,951 |
| Short-term borrowings | | 555,595 | 258,552 | 560,355 | 263,466 |
| Long-term borrowings | | 619,394 | 249,302 | 618,412 | 249,302 |
| Total Interest Expense | | 4,754,762 | 3,698,647 | 4,759,512 | 3,703,911 |
| Net income from interest and dividends | | 10,755,565 | 10,219,636 | 10,792,924 | 10,100,181 |
| Bad debt and doubtful accounts | | 1,376,155 | 1,424,949 | 1,340,717 | 1,446,556 |
| Loss on debt restructuring | | 983,768 | 450,940 | 983,737 | 428,118 |
| Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring | | 8,395,642 | 8,343,747 | 8,468,470 | 8,225,507 |
| Non-interest income | | | | | |
| Gain on investments | 5 | 175,605 | 778,462 | 174,133 | 754,640 |
| Share of profit from investments on equity method | 5 | 5,089 | 14,171 | - | - |
| Fees and service income | | | | | |
| Acceptances, aval and guarantees | | 317,947 | 300,621 | 317,947 | 300,621 |
| Others | | 3,910,298 | 3,588,767 | 3,445,117 | 3,131,166 |
| Gain on exchanges | | 1,128,598 | 881,528 | 1,128,645 | 881,058 |
| Other income | | 133,794 | 197,255 | 134,205 | 180,469 |
| Total Non-interest Income | | 5,671,331 | 5,760,804 | 5,200,047 | 5,247,954 |
| Non-interest expenses | | | | | |
| Personnel expenses | | 3,329,018 | 2,888,056 | 2,753,612 | 2,405,919 |
| Premises and equipment expenses | | 1,858,933 | 1,601,799 | 2,020,986 | 1,665,908 |
| Taxes and duties | | 548,075 | 541,512 | 534,541 | 529,958 |
| Fees and service expenses | | 1,024,013 | 1,001,690 | 981,637 | 976,318 |
| Directors' remuneration | | 14,401 | 14,159 | 14,401 | 12,659 |
| Contributions to Financial Institutions Development Fund and Deposit Protection Agency | | 873,184 | 791,196 | 873,184 | 791,196 |
| Other expenses | | 952,199 | 838,215 | 1,045,067 | 928,921 |
| Total Non-interest Expenses | | 8,599,823 | 7,676,627 | 8,223,428 | 7,310,879 |
| Income before income tax | | 5,467,150 | 6,427,924 | 5,445,089 | 6,162,582 |
| Income tax expense | | 1,667,392 | 1,989,985 | 1,562,148 | 1,924,732 |
| Net income | | 3,799,758 | 4,437,939 | 3,882,941 | 4,237,850 |
| Net income (loss) attributable to: | | | | | |
| Equity holders of the Bank | | 3,799,760 | 4,437,938 | 3,882,941 | 4,237,850 |
| Minority interest | | ( 2) | 1 | - | - |
| Net income | | 3,799,758 | 4,437,939 | 3,882,941 | 4,237,850 |
| Basic earnings per share (Baht) | 11 | 1.59 | 1.85 | 1.62 | 1.77 |
| Weighted average number of ordinary shares (shares) | 11 | 2,393,260,193 | 2,392,759,964 | 2,393,260,193 | 2,392,759,964 |

Pol.Gen. Pow Sarasin

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF CHANGES IN EQUITY**

**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2009 AND 2008**

**(UNAUDITED)**

| | Thousand Baht | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | | | | | | | | |
| | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation Surplus on Investments | Retained Earnings | | Total equity attributable to equity holders of the Bank | Minority Interests | Total |
| | | | | | Appropriated Legal Reserve | Unappropriated | | | |
| **Balance as of 1 January 2008** | 23,882,023 | 18,012,979 | 9,741,701 | 568,261 | 2,920,000 | 44,870,321 | 99,995,285 | 50 | 99,995,335 |
| Appraisal surplus on asset revaluation | - | - | ( 33,489) | - | - | 33,489 | - | - | - |
| Others | - | - | - | - | - | ( 28,598) | ( 28,598) | - | ( 28,598) |
| Revaluation surplus on investments | - | - | - | 847,014 | - | - | 847,014 | - | 847,014 |
| **Net income (expense) recognised directly in equity** | - | - | ( 33,489) | 847,014 | - | 4,891 | 818,416 | - | 818,416 |
| Net income | - | - | - | - | - | 4,437,938 | 4,437,938 | 1 | 4,437,939 |
| **Total recognised income and expense** | - | - | ( 33,489) | 847,014 | - | 4,442,829 | 5,256,354 | 1 | 5,256,355 |
| Ordinary shares | 50,579 | - | - | - | - | - | 50,579 | - | 50,579 |
| Premium on ordinary shares | - | 90,131 | - | - | - | - | 90,131 | - | 90,131 |
| Others | - | - | - | - | - | - | - | ( 2) | ( 2) |
| **Ending balance as of 31 March 2008** | 23,932,602 | 18,103,110 | 9,708,212 | 1,415,275 | 2,920,000 | 49,313,150 | 105,392,349 | 49 | 105,392,398 |
| **Balance as of 1 March 2009** | 23,932,602 | 18,103,110 | 10,941,913 | 2,207,073 | 3,050,000 | 55,427,843 | 113,662,541 | 53 | 113,662,594 |
| Appraisal surplus on asset revaluation | - | - | ( 42,274) | - | - | 42,274 | - | - | - |
| Others | - | - | ( 6,891) | - | - | 7,986 | 1,095 | - | 1,095 |
| Revaluation surplus on investments | - | - | - | 150,767 | - | - | 150,767 | - | 150,767 |
| **Net income (expense) recognised directly in equity** | - | - | ( 49,165) | 150,767 | - | 50,260 | 151,862 | - | 151,862 |
| Net income (loss) | - | - | - | - | - | 3,799,760 | 3,799,760 | ( 2) | 3,799,758 |
| **Total recognised income and expense** | - | - | ( 49,165) | 150,767 | - | 3,850,020 | 3,951,622 | ( 2) | 3,951,620 |
| Others | - | - | - | - | - | - | - | 156 | 156 |
| **Ending balance as of 31 March 2009** | 23,932,602 | 18,103,110 | 10,892,748 | 2,357,840 | 3,050,000 | 59,277,863 | 117,614,163 | 207 | 117,614,370 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF CHANGES IN EQUITY**

**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2009 AND 2008**

**(UNAUDITED)**

| | Thousand Baht | | | | | | |
|---|---|---|---|---|---|---|---|
| | The Bank | | | | | | |
| | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation Surplus on Investments | Retained Earnings | | Total equity attributable to equity holders of the Bank |
| | | | | | Appropriated Legal Reserve | Unappropriated | |
| **Balance as of 1 January 2008** | 23,882,023 | 18,012,979 | 9,741,701 | 567,324 | 2,920,000 | 45,011,111 | 100,135,138 |
| Appraisal surplus on asset revaluation | - | - | ( 33,489) | - | - | 33,489 | - |
| Revaluation surplus on investments | - | - | - | 846,523 | - | - | 846,523 |
| **Net income (expense) recognised directly in equity** | - | - | ( 33,489) | 846,523 | - | 33,489 | 846,523 |
| Net income | - | - | - | - | - | 4,237,850 | 4,237,850 |
| **Total recognised income and expense** | - | - | ( 33,489) | 846,523 | - | 4,271,339 | 5,084,373 |
| Ordinary shares | 50,579 | - | - | - | - | - | 50,579 |
| Premium on ordinary shares | - | 90,131 | - | - | - | - | 90,131 |
| **Ending balance as of 31 March 2008** | 23,932,602 | 18,103,110 | 9,708,212 | 1,413,847 | 2,920,000 | 49,282,450 | 105,360,221 |
| **Balance as of 1 January 2009** | 23,932,602 | 18,103,110 | 10,941,913 | 2,207,793 | 3,050,000 | 55,070,531 | 113,305,949 |
| Appraisal surplus on asset revaluation | - | - | ( 42,274) | - | - | 42,274 | - |
| Others | - | - | ( 6,891) | - | - | - | ( 6,891) |
| Revaluation surplus on investments | - | - | - | 150,417 | - | - | 150,417 |
| **Net income (expense) recognised directly in equity** | - | - | ( 49,165) | 150,417 | - | 42,274 | 143,526 |
| Net income | - | - | - | - | - | 3,882,941 | 3,882,941 |
| **Total recognised income and expense** | - | - | ( 49,165) | 150,417 | - | 3,925,215 | 4,026,467 |
| **Ending balance as of 31 March 2009** | 23,932,602 | 18,103,110 | 10,892,748 | 2,358,210 | 3,050,000 | 58,995,746 | 117,332,416 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF CASH FLOWS**

**FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2009 AND 2008**

**(UNAUDITED)**

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 2009 | 2008 | 2009 | 2008 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net income | | 3,799,760 | 4,437,939 | 3,882,941 | 4,237,850 |
| Add (Less) Adjustments to reconcile net income to net | | | | | |
| cash from operating activities | | | | | |
| Depreciation and amortization | | 687,369 | 1,000,519 | 627,275 | 583,372 |
| Bad debts and doubtful accounts | | 1,376,155 | 1,424,948 | 1,340,717 | 1,446,556 |
| Loss on debt restructuring | | 983,768 | 450,940 | 983,737 | 428,118 |
| Interest income from amortization of revaluation allowance for debt restructuring | | ( 71,043) | ( 27,806) | ( 70,987) | ( 26,555) |
| Loss (gain) foreign exchange translation of long-term borrowings | | 116,640 | ( 449,938) | 116,640 | ( 449,938) |
| Loss on revaluation of investments | | 42,486 | 26,666 | 42,486 | 26,666 |
| Loss on impairment of investments in securities | | - | 12,011 | - | 15,911 |
| Gain on disposal of securities for investment | | ( 102,546) | ( 156,157) | ( 101,072) | ( 127,619) |
| Gain on disposal of general investments | | - | ( 562,925) | - | ( 562,925) |
| Discount amortization on debt instruments | | ( 359,592) | ( 297,790) | ( 267,177) | ( 297,822) |
| Loss on impairment of investments in receivables | | 1,302 | 19,406 | 403 | - |
| Loss on impairment of foreclosed properties | | 110,507 | 93,286 | 111,039 | - |
| Loss on impairment of other assets | | 9,695 | 5,660 | 9,783 | 92,594 |
| Loss on impaiment of intangible assets | | - | - | - | 6,125 |
| Gain on sales of loans | | ( 3,107) | - | ( 3,107) | - |
| Gain on disposal of premises and equipment | | ( 393) | ( 219) | ( 255) | ( 150) |
| Reversal of loss on impairment of premises and equipment | | ( 10,996) | - | ( 10,996) | - |
| Gain on transfer of financial assets | | ( 2,546) | - | - | - |
| Share of profit from investments on equity method | | ( 5,089) | ( 14,171) | - | - |
| Dividend income from associated companies | | 75,000 | 9,450 | - | - |
| Effect from full consolidation | 1, 5 | - | 426,702 | - | - |
| Amortization of discount on promissory note receivables | | ( 5,231) | ( 5,629) | - | ( 2,452) |
| Amortization of discount on debentures | | 890 | 806 | 890 | 806 |
| Increase (decrease) in other accrued expenses | | 880,859 | 1,024,815 | ( 322,535) | ( 562,195) |
| Decrease in other reserves | | ( 117,469) | ( 22,938) | ( 117,469) | ( 22,938) |
| | | 7,406,419 | 7,395,575 | 6,222,313 | 4,785,404 |
| Net income from interest and dividends | | ( 10,755,565) | ( 10,219,635) | ( 10,792,924) | ( 10,100,181) |
| Income tax expense | | 1,667,392 | 1,989,985 | 1,562,148 | 1,924,732 |
| Proceeds from interest and dividends | | 15,897,469 | 14,428,400 | 18,367,802 | 14,322,712 |
| Interest paid | | ( 4,229,137) | ( 3,237,066) | ( 4,230,639) | ( 3,240,657) |
| Income tax paid | | ( 140,932) | ( 116,470) | ( 97,099) | ( 81,900) |
| Net income from operations before changes in operating assets and liabilities | | 9,845,646 | 10,240,789 | 11,031,601 | 7,610,110 |
| (Increase) decrease in operating assets | | | | | |
| Interbank and money market items (assets) | | 122,983,114 | ( 37,549,750) | 122,963,883 | ( 37,634,297) |
| Securities purchased under resale agreements | | - | 10,700,000 | - | 10,700,000 |
| Investment for trading | | 2,542,962 | ( 6,165,074) | 2,450,550 | ( 6,165,074) |
| Loans | | 24,383,431 | ( 38,901,521) | 24,097,875 | ( 37,057,898) |
| Properties foreclosed | | 759,600 | 908,477 | 682,917 | 557,785 |
| Other assets | | 10,006,346 | ( 5,601,572) | 7,437,842 | ( 7,110,823) |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(UNAUDITED)

| | | Thousand Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Note | 2009 | 2008 | 2009 | 2008 |
| Increase (decrease) in operating liabilities | | | | | |
| Deposits | | ( 53,843,322) | 91,791,046 | ( 53,729,482) | 92,124,666 |
| Interbank and money market items (liabilities) | | ( 3,714,090) | 1,590,887 | ( 3,723,481) | 1,634,358 |
| Liabilities payable on demand | | 1,506,175 | ( 3,460,186) | 1,506,288 | ( 3,460,248) |
| Short-term borrowings | | ( 27,289,513) | ( 2,102,375) | ( 26,984,046) | ( 1,793,840) |
| Other liabilities | | ( 11,462,245) | 9,251,150 | ( 10,094,360) | 10,895,106 |
| Net Cash Provided by Operating Activities | | 75,718,104 | 30,701,871 | 75,639,587 | 30,299,845 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Proceeds from disposal of available for sale investments | | 36,414,981 | 23,768,590 | 36,379,894 | 23,763,487 |
| Proceeds from redemption of held to maturity debt instruments | | 3,132,758 | 910,544 | 3,132,754 | 645,544 |
| Proceeds from disposal of general investments | | 11,460 | 17,156 | 8,260 | 16,281 |
| Proceeds from collection of investments in receivables | | 5,430 | 231,681 | 5,430 | 2,389 |
| Purchase of available for sale investments | | ( 127,373,322) | ( 53,244,619) | ( 127,330,142) | ( 53,139,047) |
| Purchase of held to maturity debt instruments | | ( 110,134) | ( 157,540) | ( 110,134) | ( 157,540) |
| Purchase of general investments | | ( 8,800) | ( 1,654) | - | ( 6,654) |
| Proceeds from disposal of premises and equipment | | 452 | 239 | 257 | 150 |
| Purchase of premises and equipment | | ( 1,598,111) | ( 1,167,118) | ( 1,535,070) | ( 686,661) |
| Purchase of intangible assets | | ( 819,262) | ( 972,756) | ( 817,625) | ( 657,310) |
| Net Cash Used in Investing Activities | | ( 90,344,548) | ( 30,615,477) | ( 90,266,376) | ( 30,219,361) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Increase in long-term borrowings | | 2,170,532 | 177,799 | 2,170,532 | 177,799 |
| Increase in share capital | | - | 50,579 | - | 50,579 |
| Increase in premium on share capital | | - | 90,131 | - | 90,131 |
| Net Cash Provided by Financing Activities | | 2,170,532 | 318,509 | 2,170,532 | 318,509 |
| Net (decrease) increase in cash and cash equivalents | | ( 12,455,912) | 404,903 | ( 12,456,257) | 398,993 |
| Cash and cash equivalents at the beginning of the period | 4 | 27,751,133 | 18,050,910 | 27,749,840 | 18,050,395 |
| Cash and cash equivalents at the end of the period | 4 | 15,295,221 | 18,455,813 | 15,293,583 | 18,449,388 |

The accompanying notes are an integral part of these financial statements.

**KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**NOTES TO THE INTERIM FINANCIAL STATEMENTS**

**FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2009 (UNAUDITED)**

These notes form an integral part of the financial statements.

## 1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world.

## 2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The interim financial statements are prepared in accordance with the Thai Accounting Standard No. 41 (revised 2007), regarding Interim Financial Statements, related interpretations and guidelines promulgated by the Federation of Accounting Professions, and the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR70/2551, directive dated 3 August 2008, regarding the "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services".

The interim financial statements have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgements, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Bank and subsidiaries' operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand or million unless otherwise stated.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra - group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

| | % Shareholding of the Bank | | |
|---|---|---|---|
| | Directly and Indirectly | | |
| | 31 March 2009 | 31 December 2008 | 31 March 2008 |
| Phethai Asset Management Co., Ltd. ("Phethai-AMC") | 100.00 | 100.00 | 100.00 |
| Kasikorn Research Center Co., Ltd. ("KResearch") | 100.00 | 100.00 | 100.00 |
| Kasikorn Asset Management Co., Ltd. ("KAsset") * | 100.00 | 100.00 | 100.00 |
| Kasikorn Securities Public Co., Ltd. ("KSecurities") | 99.99 | 99.99 | 99.99 |
| Kasikorn Factoring Co., Ltd. ("KFactoring") | 100.00 | 100.00 | 100.00 |
| Kasikorn Leasing Co., Ltd. ("KLeasing") | 100.00 | 100.00 | 100.00 |
| Progress Land and Buildings Co., Ltd. ("PLB") | 100.00 | 100.00 | 100.00 |
| KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") * | 100.00 | 100.00 | 100.00 |
| K-SME Venture Capital Co., Ltd. ("K-SME") | 100.00 | 100.00 | 100.00 |
| Progress Gunpai Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Plus Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Facilities Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Software Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Storage Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Support Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress HR Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Appraisal Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Collection Co., Ltd. | 100.00 | 100.00 | 100.00 |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

The consolidated financial statements prior to the period ended 31 March 2008 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the three-month period ended 31 March 2009 and 2008 include all financial statements of the Bank's subsidiaries (See impact of full consolidation in Note 5).

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The Bank and its subsidiaries have adopted the following revised Thai Accounting Standards (TAS) which were issued by the FAP during 2008 and effective for annual accounting periods beginning on or after 1 January 2009:

| | |
|---|---|
| TAS 36 (revised 2007) | *Impairment of Assets* |
| TAS 54 (revised 2007) | *Non-current Assets Held for Sale and Discontinued Operations* |

The adoption of these revised TAS does not have any material impact on the consolidated and the Bank only financial statements.

Accounting policies and methods of computation applied by the Bank and its subsidiaries in the interim financial statements for the three - month period ended 31 March 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008.

## 4. SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items of the Bank and its subsidiaries have been presented as a change in equity for the three – month periods ended 31 March as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 2009 | 2008 |
| Revaluation surplus on investments | 151 | 847 |
| The realized portion of the appraised surplus on asset revaluation | 42 | 33 |

| | The Bank | |
|---|---|---|
| | 2009 | 2008 |
| Revaluation surplus on investments | 150 | 847 |
| The realized portion of the appraised surplus on asset revaluation | 42 | 33 |

For the three-month periods ended 31 March 2009 and 2008, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting Baht 672 million and Baht 371 million, respectively, on a consolidated basis, and Baht 672 million and Baht 360 million, respectively, for the Bank only.

## 5. INVESTMENTS

Investments consisted of:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 March 2009 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises securities | 4,646 | 12 | (1) | 4,657 |
| 1.1.2 Private enterprises debt instruments | 715 | 3 | - | 718 |
| 1.1.3 Marketable equity securities - domestic | 256 | 32 | - | 288 |
| Total | 5,617 | 47 | (1) | 5,663 |
| Add Allowance for revaluation | 46 | | | - |
| Total | 5,663 | | | 5,663 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 100,440 | 1,236 | (1) | 101,675 |
| 1.2.2 Private enterprises debt instruments | 296 | 4 | (46) | 254 |
| 1.2.3 Foreign debt instruments | 2,842 | 3 | - | 2,845 |
| 1.2.4 Marketable equity securities - domestic | 377 | 217 | (221) | 373 |
| 1.2.5 Others | 248 | 2 | - | 250 |
| Total | 104,203 | 1,462 | (268) | 105,397 |
| Add Allowance for revaluation | 1,386 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 105,397 | | | 105,397 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 400 | 5 | - | 405 |
| 1.3.2 Private enterprises debt instruments | 820 | - | - | 820 |
| 1.3.3 Foreign debt instruments | 110 | - | - | 110 |
| Total | 1,330 | 5 | - | 1,335 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 248 | - | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 112,390 | | | 112,395 |

(Million Baht)

| | Consolidated 31 March 2009 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 66,315 | 913 | - | 67,228 |
| 2.1.2 Private enterprises debt instruments | 943 | 19 | - | 962 |
| 2.1.3 Foreign debt instruments | 1,561 | 20 | (34) | 1,547 |
| 2.1.4 Marketable equity securities - domestic | 89 | 59 | (5) | 143 |
| Total | 68,908 | 1,011 | (39) | 69,880 |
| Add Allowance for revaluation | 972 | | | - |
| Total | 69,880 | | | 69,880 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,305 | 118 | - | 4,423 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 4,889 | 118 | (584) | 4,423 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,305 | | | 4,423 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,779 | - | (128) | 1,651 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 733 | - | (319) | 414 |
| Total | 2,818 | - | (711) | 2,107 |
| Less Allowance for impairment | (711) | | | - |
| Total | 2,107 | | | 2,107 |
| Total Long-term Investments - net | 76,292 | | | 76,410 |

(Million Baht)

| | Consolidated 31 December 2008 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises securities | 6,116 | 53 | (12) | 6,157 |
| 1.1.2 Private enterprises debt instruments | 1,642 | 8 | - | 1,650 |
| 1.1.3 Marketable equity securities - domestic | 326 | 42 | - | 368 |
| Total | 8,084 | 103 | (12) | 8,175 |
| Add Allowance for revaluation | 91 | | | - |
| Total | 8,175 | | | 8,175 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 52,668 | 1,408 | - | 54,076 |
| 1.2.2 Private enterprises debt instruments | 46 | - | (46) | - |
| 1.2.3 Foreign debt instruments | 1,398 | - | - | 1,398 |
| 1.2.4 Marketable equity securities - domestic | 377 | 233 | (222) | 388 |
| 1.2.5 Others | 237 | 1 | - | 238 |
| Total | 54,726 | 1,642 | (268) | 56,100 |
| Add Allowance for revaluation | 1,566 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 56,100 | | | 56,100 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,400 | 6 | - | 2,406 |
| 1.3.2 Private enterprise debt instruments | 841 | 5 | - | 846 |
| 1.3.3 Foreign debt instruments | 982 | - | - | 982 |
| Total | 4,223 | 11 | - | 4,234 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 248 | - | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 68,498 | | | 68,509 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises scurities | 24,222 | 608 | - | 24,830 |
| 2.1.2 Private enterprises debt instruments | 1,193 | 19 | - | 1,212 |
| 2.1.3 Foreign debt instruments | 1,538 | 3 | (33) | 1,508 |
| 2.1.4 Marketable equity securities - domestic | 88 | 46 | (2) | 132 |
| Total | 27,041 | 676 | (35) | 27,682 |
| Add Allowance for revaluation | 641 | | | - |
| Total | 27,682 | | | 27,682 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,435 | 149 | - | 4,584 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 5,019 | 149 | (584) | 4,584 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,435 | | | 4,584 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,786 | - | (134) | 1,652 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 740 | - | (318) | 422 |
| Total | 2,832 | - | (716) | 2,116 |
| Less Allowance for impairment | (716) | | | - |
| Total | 2,116 | | | 2,116 |
| Total Long-term Investments - net | 34,233 | | | 34,382 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 March 2009 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 4,646 | 12 | (1) | 4,657 |
| 1.1.2 Private enterprises debt instruments | 715 | 3 | - | 718 |
| 1.1.3 Marketable equity securities - domestic | 256 | 32 | - | 288 |
| Total | 5,617 | 47 | (1) | 5,663 |
| Add Allowance for revaluation | 46 | | | - |
| Total | 5,663 | | | 5,663 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 100,440 | 1,236 | (1) | 101,675 |
| 1.2.2 Private enterprises debt instruments | 296 | 4 | (46) | 254 |
| 1.2.3 Foreign debt instruments | 2,842 | 3 | - | 2,845 |
| 1.2.4 Marketable equity securities - domestic | 377 | 217 | (221) | 373 |
| Total | 103,955 | 1,460 | (268) | 105,147 |
| Add Allowance for revaluation | 1,384 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 105,147 | | | 105,147 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 400 | 5 | - | 405 |
| 1.3.2 Private enterprises debt instruments | 820 | - | - | 820 |
| 1.3.3 Foreign debt instruments | 110 | - | - | 110 |
| Total | 1,330 | 5 | - | 1,335 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 248 | - | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 112,140 | | | 112,145 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 March 2009 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 66,315 | 913 | - | 67,228 |
| 2.1.2 Private enterprises debt instruments | 943 | 19 | - | 962 |
| 2.1.3 Foreign debt instruments | 1,561 | 20 | (34) | 1,547 |
| 2.1.4 Marketable equity securities - domestic | 85 | 56 | - | 141 |
| Total | 68,904 | 1,008 | (34) | 69,878 |
| Add Allowance for revaluation | 974 | | | - |
| Total | 69,878 | | | 69,878 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,305 | 118 | - | 4,423 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 4,889 | 118 | (584) | 4,423 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,305 | | | 4,423 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,631 | - | (103) | 1,528 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 690 | - | (304) | 386 |
| Total | 2,627 | - | (671) | 1,956 |
| Less Allowance for impairment | (671) | | | - |
| Total | 1,956 | | | 1,956 |
| Total Long-term Investments - net | 76,139 | | | 76,257 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 6,116 | 53 | (12) | 6,157 |
| 1.1.2 Private enterprises debt instruments | 1,642 | 8 | - | 1,650 |
| 1.1.3 Marketable equity securities - domestic | 326 | 43 | - | 369 |
| Total | 8,084 | 104 | (12) | 8,176 |
| Add Allowance for revaluation | 92 | | | - |
| Total | 8,176 | | | 8,176 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 52,668 | 1,408 | - | 54,076 |
| 1.2.2 Private enterprises debt instruments | 46 | - | (46) | - |
| 1.2.3 Foreign debt instruments | 1,398 | - | - | 1,398 |
| 1.2.4 Marketable equity securities - domestic | 377 | 232 | (222) | 387 |
| Total | 54,489 | 1,640 | (268) | 55,861 |
| Add Allowance for revaluation | 1,564 | | | - |
| Less Allowance for impairment | (192) | | | - |
| Total | 55,861 | | | 55,861 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,400 | 6 | - | 2,406 |
| 1.3.2 Private enterprises debt instruments | 841 | 5 | - | 846 |
| 1.3.3 Foreign debt instruments | 982 | - | - | 982 |
| Total | 4,223 | 11 | - | 4,234 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 248 | - | (248) | - |
| Less Allowance for impairment | (248) | | | - |
| Total | - | | | - |
| Total Current Investments - net | 68,260 | | | 68,271 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 24,221 | 608 | - | 24,829 |
| 2.1.2 Private enterprises debt instruments | 1,193 | 19 | - | 1,212 |
| 2.1.3 Foreign debt instruments | 1,538 | 3 | (33) | 1,508 |
| 2.1.4 Marketable equity securities - domestic | 85 | 46 | - | 131 |
| Total | 27,037 | 676 | (33) | 27,680 |
| Add Allowance for revaluation | 643 | | | - |
| Total | 27,680 | | | 27,680 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 4,435 | 150 | - | 4,585 |
| 2.2.2 Private enterprises debt instruments | 584 | - | (584) | - |
| Total | 5,019 | 150 | (584) | 4,585 |
| Less Allowance for impairment | (584) | | | - |
| Total | 4,435 | | | 4,585 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,639 | - | (103) | 1,536 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 695 | - | (304) | 391 |
| Total | 2,640 | - | (671) | 1,969 |
| Less Allowance for impairment | (671) | | | - |
| Total | 1,969 | | | 1,969 |
| Total Long-term Investments - net | 34,084 | | | 34,234 |

As of 31 March 2009 and 31 December 2008, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 3,305 million and Baht 3,435 million, respectively.

Gain on investments presented in the statements of income for the three-month periods ended 31 March 2009 and 2008 consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Gain on disposal of investments | | | | |
| Held for trading investments | 178 | 163 | 178 | 163 |
| Available-for-sale investments | 102 | 148 | 101 | 148 |
| General investments | 1 | 572 | - | 571 |
| Investments in receivables | - | 38 | - | - |
| Total | 281 | 921 | 279 | 882 |
| Loss on disposal of investments | | | | |
| Held for trading investments | (62) | (56) | (62) | (56) |
| Available-for-sale investments | - | (29) | - | (28) |
| Total | (62) | (85) | (62) | (84) |
| Loss on revaluation of investments | (42) | (27) | (42) | (27) |
| Loss on impairment | | | | |
| Investments in securities | - | (12) | - | (16) |
| Investments in receivables | (1) | (19) | (1) | - |
| Total | (1) | (31) | (1) | (16) |
| Total Gain on Investments | 176 | 778 | 174 | 755 |

Revaluation surplus on investments consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Revaluation surplus on investments | | | | |
| Debt instruments | 2,160 | 2,005 | 2,160 | 2,005 |
| Equity securities | 196 | 201 | 198 | 203 |
| Share of revaluation surplus in subsidiaries and associated companies using the equity method | 2 | 1 | - | - |
| Total | 2,358 | 2,207 | 2,358 | 2,208 |

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 31 March 2009 | | | | 31 December 2008 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 94,050 | 67,115 | 5,590 | 166,755 | 46,233 | 25,222 | 5,435 | 76,890 |
| 1.2 Private enterprise debt instruments | 296 | 943 | - | 1,239 | 46 | 1,193 | - | 1,239 |
| 1.3 Foreign debt instruments | 2,842 | 1,561 | - | 4,403 | 1,398 | 1,538 | - | 2,936 |
| Total | 97,188 | 69,619 | 5,590 | 172,397 | 47,677 | 27,953 | 5,435 | 81,065 |
| Add Allowance for revaluation | 603 | 1,028 | 529 | 2,160 | 404 | 734 | 867 | 2,005 |
| Less Allowance for impairment | (46) | - | - | (46) | (46) | - | - | (46) |
| Total | 97,745 | 70,647 | 6,119 | 174,511 | 48,035 | 28,687 | 6,302 | 83,024 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 400 | 3,247 | 1,058 | 4,705 | 2,400 | 3,377 | 1,058 | 6,835 |
| 2.2 Private enterprise debt instruments | 820 | - | 584 | 1,404 | 841 | - | 584 | 1,425 |
| 2.3 Foreign debt instruments | 110 | - | - | 110 | 982 | - | - | 982 |
| Total | 1,330 | 3,247 | 1,642 | 6,219 | 4,223 | 3,377 | 1,642 | 9,242 |
| Less Allowance for impairment | - | - | (584) | (584) | - | - | (584) | (584) |
| Total | 1,330 | 3,247 | 1,058 | 5,635 | 4,223 | 3,377 | 1,058 | 8,658 |
| Total Debt Instruments | 99,075 | 73,894 | 7,177 | 180,146 | 52,258 | 32,064 | 7,360 | 91,682 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 31 March 2009 | | | | 31 December 2008 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 94,050 | 67,115 | 5,590 | 166,755 | 46,233 | 25,222 | 5,434 | 76,889 |
| 1.2 Private enterprise debt instruments | 296 | 943 | - | 1,239 | 46 | 1,193 | - | 1,239 |
| 1.3 Foreign debt instruments | 2,842 | 1,561 | - | 4,403 | 1,398 | 1,538 | - | 2,936 |
| Total | 97,188 | 69,619 | 5,590 | 172,397 | 47,677 | 27,953 | 5,434 | 81,064 |
| Add Allowance for revaluation | 603 | 1,028 | 529 | 2,160 | 404 | 734 | 867 | 2,005 |
| Less Allowance for impairment | (46) | - | - | (46) | (46) | - | - | (46) |
| Total | 97,745 | 70,647 | 6,119 | 174,511 | 48,035 | 28,687 | 6,301 | 83,023 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 400 | 3,247 | 1,058 | 4,705 | 2,400 | 3,377 | 1,058 | 6,835 |
| 2.2 Private enterprise debt instruments | 820 | - | 584 | 1,404 | 841 | - | 584 | 1,425 |
| 2.3 Foreign debt instruments | 110 | - | - | 110 | 982 | - | - | 982 |
| Total | 1,330 | 3,247 | 1,642 | 6,219 | 4,223 | 3,377 | 1,642 | 9,242 |
| Less Allowance for impairment | - | - | (584) | (584) | - | - | (584) | (584) |
| Total | 1,330 | 3,247 | 1,058 | 5,635 | 4,223 | 3,377 | 1,058 | 8,658 |
| Total Debt Instruments | 99,075 | 73,894 | 7,177 | 180,146 | 52,258 | 32,064 | 7,359 | 91,681 |

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 31 March 2009 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 665 | 452 | - | - | - | (1,117) |
| 4. Investment in receivables with uncertainty in settlement or in default | 718 | - | - | 399 | - | - | (319) |
| Total | 718 | 665 | 583 | 399 | - | - | (1,567) |

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 31 December 2008 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 722 | - | - | 419 | - | - | (303) |
| Total | 722 | 646 | 629 | 419 | - | - | (1,578) |

(Million Baht)

| | The Bank | | | | | | |
|---|---|---|---|---|---|---|---|
| | 31 March 2009 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 665 | 452 | - | - | - | (1,117) |
| 4. Investment in receivables with uncertainty in settlement or in default | 674 | - | - | 370 | - | - | (304) |
| Total | 674 | 665 | 583 | 370 | - | - | (1,552) |

(Million Baht)

| | The Bank | | | | | | |
|---|---|---|---|---|---|---|---|
| | 31 December 2008 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 677 | - | - | 374 | - | - | (303) |
| Total | 677 | 646 | 629 | 374 | - | - | (1,578) |

For the three-month periods ended 31 March 2009 and 2008, changes in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Net book value at 1 January | 214 | 589 | 9,474 | 9,357 |
| Share of profit from investments on equity method | 5 | 14 | - | - |
| Establishment of a new company | - | - | - | 5 |
| Effect from full consolidation | - | (427) | - | - |
| Dividend income | (75) | (9) | - | - |
| Reversal of allowance for impairment | - | 3 | - | - |
| Others | - | (15) | - | - |
| Net book value at 31 March | 144 | 155 | 9,474 | 9,362 |

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

| | Type of Business | % Shareholding Directly and indirectly | | Consolidated Investments Cost method | | Consolidated Investments Equity method | | The Bank Investments Cost method | | Dividend income | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 March 2008 |
| Phethai Asset Management Co., Ltd. | Asset Management | 100.00% | 100.00% | - | - | - | - | 5,998 | 5,998 | - | - |
| Kasikorn Research Center Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 6 | 6 | - | - |
| Kasikorn Asset Management Co., Ltd. | Mutual Fund Management | 100.00% | 100.00% | - | - | - | - | 2,003 | 2,003 | - | 60 |
| Kasikorn Securities Public Co., Ltd. | Securities Business | 99.99% | 99.99% | - | - | - | - | 1,312 | 1,312 | 250 | - |
| Kasikorn Factoring Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 237 | 237 | - | - |
| Kasikorn Leasing Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 900 | 900 | - | - |
| Progress Land and Buildings Co., Ltd. | Property Development | 100.00% | 100.00% | - | - | - | - | 639 | 639 | - | - |
| KHAO KLA Venture Capital Management Co., Ltd.* | Venture Capital Management | 100.00% | 100.00% | - | - | - | - | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | Venture Capital | 100.00% | 100.00% | - | - | - | - | 200 | 200 | - | - |
| Progress Gunpai Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 21 | 21 | - | - |
| Progress Plus Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 4 | 4 | - | - |
| Progress Facilities Management Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 5 | 5 | - | - |
| Progress Management Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 6 | 6 | 6 | - |
| Progress Software Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 19 | 19 | - | - |
| Progress Storage Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 3 | 3 | - | - |
| Progress Services Support Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 4 | 4 | - | - |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd

(Million Baht)

| | | | | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Investments | | | | Investments | | | |
| | | % Shareholding | | | | | | | | | |
| | Type of Business | Directly and indirectly | | Cost method | | Equity method | | Cost method | | Dividend income | |
| | | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 March 2008 |
| Progress Services Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 2 | 2 | - | - |
| Progress HR Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 1 | 1 | - | - |
| Progress Appraisal Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 5 | 5 | - | - |
| Progress Collection Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 5 | 5 | - | - |
| Goco Co., Ltd ** | Information and communication System Development | 32.35% | 32.35% | - | - | 6 | 6 | - | - | - | - |
| Processing Center Co., Ltd. | Service | 30.00% | 30.00% | 15 | 15 | 104 | 174 | 15 | 15 | 75 | 9 |
| N.C. Associate Co., Ltd. | Trading | - | 28.23% | - | - | - | - | - | - | - | - |
| Rural Capital Partners Co., Ltd. | Venture Capital | 27.50% | 27.50% | 2 | 2 | 2 | 2 | 2 | 2 | - | - |
| Lawson-Marsh Events Co., Ltd.** | Venture Capital | 35.71% | 35.71% | - | - | 5 | 5 | - | - | - | - |
| Sukhothai Land Co., Ltd.** | Venture Capital | 20.00% | 20.00% | - | - | 10 | 10 | - | - | - | - |
| Humanica Co., Ltd.** | Software design and development | 21.60% | 21.60% | - | - | 13 | 13 | - | - | - | - |
| 2Spot Communications Co., Ltd.** | Information and communication System Development | 20.17% | 20.17% | - | - | 5 | 5 | - | - | - | - |
| M. Grand Hotel Co., Ltd. | Hotel | 20.00% | 20.00% | 355 | 355 | 6 | 6 | 355 | 355 | - | - |
| Total | | | | 372 | 372 | 151 | 221 | 11,742 | 11,742 | 331 | 69 |
| Less Allowance for impairment | | | | (356) | (356) | (7) | (7) | (2,268) | (2,268) | - | - |
| Investments in Subsidiaries and Associated Companies – Net | | | | 16 | 16 | 144 | 214 | 9,474 | 9,474 | 331 | 69 |

**The Bank holds shares indirectly through K – SME Venture Capital Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 31 March 2009 and 31 December 2008, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Manufacturing and commerce | 20 | 20 | 20 | 20 |
| Property development and construction | 545 | 550 | 545 | 550 |
| Infrastructure and services | 276 | 276 | 271 | 271 |
| Others | 330 | 330 | 330 | 330 |
| Total | 1,171 | 1,176 | 1,166 | 1,171 |

dThe financial position and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

| | Balance Sheets | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2009 | | | 31 December 2008 | | |
| | (Unaudited) | | | | | |
| | Total Assets | Total Liabilities | Equity | Assets | Total Liabilities | Equity |
| Phethai Asset Management Co., Ltd. | 4,791 | 407 | 4,384 | 4,937 | 570 | 4,367 |
| Kasikorn Research Center Co., Ltd. | 39 | 13 | 26 | 47 | 15 | 32 |
| Kasikorn Asset Management Co., Ltd. | 1,012 | 239 | 773 | 1,151 | 264 | 887 |
| Kasikorn Securities Public Co., Ltd. | 1,162 | 479 | 683 | 1,641 | 931 | 710 |
| Kasikorn Factoring Co., Ltd. | 4,339 | 3,809 | 530 | 4,582 | 4,085 | 497 |
| Kasikorn Leasing Co., Ltd. | 37,587 | 36,761 | 826 | 34,801 | 34,006 | 795 |
| Progress Land and Buildings Co., Ltd. | 486 | 2 | 484 | 486 | 2 | 484 |
| KHAO KLA Venture Capital Management Co., Ltd.* | 2 | - | 2 | 5 | - | 5 |
| K-SME Venture Capital Co., Ltd. | 196 | - | 196 | 197 | - | 197 |
| Progress Gunpai Co., Ltd. | 382 | 184 | 198 | 344 | 166 | 178 |
| Progress Plus Co., Ltd. | 85 | 49 | 36 | 121 | 86 | 35 |
| Progress Facilities Management Co., Ltd. | 34 | 17 | 17 | 34 | 20 | 14 |
| Progress Management Co., Ltd. | 39 | 13 | 26 | 38 | 7 | 31 |
| Progress Software Co., Ltd. | 266 | 78 | 188 | 280 | 123 | 157 |
| Progress Storage Co., Ltd. | 35 | 6 | 29 | 31 | 6 | 25 |
| Progress Services Support Co., Ltd. | 39 | 10 | 29 | 51 | 27 | 24 |
| Progress Services Co., Ltd. | 34 | 8 | 26 | 35 | 13 | 22 |
| Progress HR Co., Ltd. | 50 | 28 | 22 | 63 | 44 | 19 |
| Progress Appraisal Co., Ltd. | 87 | 21 | 66 | 101 | 35 | 66 |
| Progress Collection Co., Ltd. | 8 | 2 | 6 | 13 | 7 | 6 |
| Total | 50,673 | 42,126 | 8,547 | 48,958 | 40,407 | 8,551 |

*The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

| | Statements of Income | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | For the Three-Month Periods Ended 31 March | | | | | | | |
| | 2009 | | | | 2008 | | | |
| | (Unaudited) | | | | | | | |
| | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) |
| Phethai Asset Management Co., Ltd. | 28 | 11 | 17 | 0.03 | 66 | 35 | 31 | 0.05 |
| Kasikorn Research Center Co., Ltd. | 16 | 19 | (3) | (25.31) | 16 | 15 | 1 | 11.04 |
| Kasikorn Asset Management Co., Ltd. | 407 | 271 | 136 | 5.01 | 375 | 253 | 122 | 4.49 |
| Kasikorn Securities Public Co., Ltd. | 58 | 91 | (33) | (0.54) | 82 | 80 | 2 | 0.03 |
| Kasikorn Factoring Co., Ltd. | 94 | 61 | 33 | 20.75 | 95 | 70 | 25 | 15.94 |
| Kasikorn Leasing Co., Ltd. | 681 | 649 | 32 | 0.35 | 444 | 418 | 26 | 0.29 |
| Progress Land and Buildings Co., Ltd. | 1 | 1 | - | (0.04) | 2 | 2 | - | (0.05) |
| KHAO KLA Venture Capital Management Co., Ltd.* | 1 | 2 | (1) | (0.86) | 1 | 2 | (1) | (2.67) |
| K-SME Venture Capital Co., Ltd. | - | 1 | (1) | (0.05) | - | - | - | (0.02) |
| Progress Gunpai Co., Ltd. | 131 | 112 | 19 | 97.53 | 99 | 85 | 14 | 70.11 |
| Progress Plus Co., Ltd. | 86 | 84 | 2 | 6.73 | 85 | 83 | 2 | 9.99 |
| Progress Facilities Management Co., Ltd. | 26 | 24 | 2 | 35.69 | 20 | 19 | 1 | 29.46 |
| Progress Management Co., Ltd. | 18 | 17 | 1 | 21.61 | 17 | 16 | 1 | 15.23 |
| Progress Software Co., Ltd. | 133 | 117 | 16 | 162.15 | 55 | 65 | (10) | (96.85) |
| Progress Storage Co., Ltd. | 17 | 12 | 5 | 159.06 | 10 | 7 | 3 | 89.61 |
| Progress Services Support Co., Ltd. | 35 | 31 | 4 | 113.70 | 34 | 28 | 6 | 155.72 |
| Progress Services Co., Ltd. | 58 | 54 | 4 | 220.61 | 44 | 41 | 3 | 210.77 |
| Progress HR Co., Ltd. | 129 | 125 | 4 | 425.85 | 106 | 103 | 3 | 275.16 |
| Progress Appraisal Co., Ltd. | 55 | 54 | 1 | 123.17 | 54 | 49 | 5 | 1,053.01 |
| Progress Collection Co., Ltd. | 14 | 14 | - | 2.49 | - | - | - | - |
| Total | 1,988 | 1,750 | 238 | | 1,605 | 1,371 | 234 | |

*The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the BoT's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the three-Month Periods Ended 31 March 2009 and 2008

(Unaudited)

| | Million Baht | |
|---|---|---|
| | 2009 | 2008 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net profit | 17 | 31 |
| Adjustments to reconcile net profit from operating activities | | |
| Gain on transter of Changing Account | (3) | (9) |
| Loss on impairment of investments in receivables | - | 1 |
| Reversal of bad debt and doubtful accounts | - | (18) |
| Loss on debt restructuring | - | 23 |
| Interest income from amortization of revaluation allowance for debt restructuring | - | (1) |
| Amortization of intangible assets | - | 1 |
| Gain on investment in securities | (1) | (1) |
| Amortization of discount on promissory note receivables | (3) | (3) |
| Net income from interest and dividends | (11) | (7) |
| Reversal of loss on impairment of other assets | - | (1) |
| Increase (decrease) in accrued expenses | 4 | (13) |
| | 3 | 3 |
| Interest and dividends received | 14 | 23 |
| Interest paid | (4) | (22) |
| Income tax paid | (1) | (5) |
| Net profit (loss) from operations before changes in operating assets and liabilities | 12 | (1) |

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the three-Month Periods Ended 31 March 2009 and 2008

(Unaudited)

| | Million Baht | |
|---|---|---|
| | 2009 | 2008 |
| Decrease in operating assets | | |
| Investments in receivables | - | 192 |
| Loans and receivables | 28 | 156 |
| Properties foreclosed | 71 | 318 |
| Other assets | 53 | 1,412 |
| Increase (decrease) in operating liabilities | | |
| Other liabilities | 20 | (17) |
| Net Cash Provided by Operating Activities | 184 | 2,060 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Proceeds from disposal of long-term investments | 3 | 1 |
| Net Cash Provided by Investing Activities | 3 | 1 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Cash paid for repayment of borrowings from financial institutions | (185) | (1,790) |
| Net Cash Used in Financing Activities | (185) | (1,790) |
| Net increase in cash and cash equivalents | 2 | 271 |
| Cash and cash equivalents at the beginning of the period | 24 | 30 |
| Cash and cash equivalents at the end of the period | 26 | 301 |

## 6. LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

| | Consolidated 31 March 2009 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 803,745 | 270,028 | 1 | 2,700 |
| Special Mention | 39,049 | 8,417 | 2 | 168 |
| Sub-Standard | 8,707 | 3,044 | 100 | 3,044 |
| Doubtful | 5,552 | 2,303 | 100 | 2,303 |
| Doubtful of Loss | 20,769 | 11,207 | 100 | 11,207 |
| Allowance established in excess of BoT regulations | - | - | | 7,458 |
| Credit balance transaction | 654 | - | | - |
| Total | 878,476 | 294,999 | | 26,880 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2008 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 829,220 | 303,112 | 1 | 3,031 |
| Special Mention | 41,231 | 10,974 | 2 | 219 |
| Sub-Standard | 5,891 | 2,350 | 100 | 2,350 |
| Doubtful | 5,790 | 2,437 | 100 | 2,437 |
| Doubtful of Loss | 22,177 | 11,954 | 100 | 11,954 |
| Allowance established in excess of BoT regulations | - | - | | 6,403 |
| Credit balance transaction | 1,185 | - | | - |
| Total | 905,494 | 330,827 | | 26,394 |

(Million Baht)

| | The Bank 31 March 2009 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 806,797 | 306,391 | 1 | 3,064 |
| Special Mention | 36,529 | 8,264 | 2 | 165 |
| Sub-Standard | 8,345 | 3,029 | 100 | 3,029 |
| Doubtful | 5,247 | 2,264 | 100 | 2,264 |
| Doubtful of Loss | 18,431 | 10,362 | 100 | 10,362 |
| Allowance established in excess of BoT regulations | - | - | | 6,737 |
| Total | 875,349 | 330,310 | | 25,621 |

(Million Baht)

| | The Bank 31 December 2008 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 832,450 | 337,059 | 1 | 3,371 |
| Special Mention | 38,821 | 10,782 | 2 | 216 |
| Sub-Standard | 5,464 | 2,332 | 100 | 2,332 |
| Doubtful | 5,523 | 2,384 | 100 | 2,384 |
| Doubtful of Loss | 19,784 | 11,089 | 100 | 11,089 |
| Allowance established in excess of BoT regulations | - | - | | 5,733 |
| Total | 902,042 | 363,646 | | 25,125 |

Unearned interest are as follows:

(Million Baht)

| | 31 March 2009 | | 31 December 2008 | |
|---|---|---|---|---|
| | The Bank | The Bank and Subsidiaries | The Bank | The Bank and Subsidiaries |
| Unearned interest | 273 | 4,908 | 322 | 4,439 |

**Non-performing loans (NPL)**

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, regarding the "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub-standard quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, regarding the "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refer to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of NPL net to total loans after deduction of allowances for doubtful accounts.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 31 March 2009 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 31,861 | 34,834 |
| Total loans used for NPL gross ratio calculation (1) | 941,973 | 944,410(2) |
| Ratio of total loans | 3.38 | 3.69 |

(Million Baht)

| | 31 December 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 30,630 | 33,686 |
| Total loans used for NPL gross ratio calculation (1) | 1,088,109 | 1,090,345(2) |
| Ratio of total loans | 2.81 | 3.09 |

(1) Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

(2) Excluding loans among related parties, as of 31 March 2009 and 31 December 2008 amounting to Baht 40,642 million and Baht 38,366 million, respectively.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 31 March 2009 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 14,989 | 17,064 |
| Total loans used for NPL net ratio calculation [1] | 925,101 | 926,641 [2] |
| Ratio of total loans | 1.62 | 1.84 |

(Million Baht)

| | 31 December 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 13,591 | 15,712 |
| Total loans used for NPL net ratio calculation [1] | 1,071,070 | 1,072,371 [2] |
| Ratio of total loans | 1.27 | 1.47 |

[1] Total loans used for NPL net ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market item after deduction of allowance for doubtful accounts of such loans.

[2] Excluding loans among related parties, as of 31 March 2009 and 31 December 2008 amounting to Baht 40,642 million and Baht 38,366 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

(Million Baht)

| | 31 March 2009 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai - AMC (Original principals) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 58,831 | 1,963 | 900 | 291 | 61,985 |
| Total loans used for ratio Calculation[1] | 941,973 | 1,963 | 36,685 | 4,431 | 944,410[2] |
| Percentage of total loans | 6.25 | 100.00 | 2.45 | 6.56 | 6.56 |

(Million Baht)

| | 31 December 2008 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai - AMC (Original principals) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 58,059 | 2,065 | 292 | 843 | 61,259 |
| Total loans used for ratio Calculation[1] | 1,088,109 | 2,065 | 4,663 | 33,874 | 1,090,345[2] |
| Percentage of total loans | 5.34 | 100.00 | 6.26 | 2.49 | 5.62 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans among related parties, as of 31 March 2009 and 31 December 2008 amounting to Baht 40,642 million and Baht 38,366 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2009 | | | 31 December 2008 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 382 | 29 | 349 | 348 | 65 | 219 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2009 | | | 31 December 2008 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 382 | 29 | 349 | 348 | 65 | 219 |

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

| | 31 March 2009 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 345 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 1,625 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 515 |
| | Loans | 1-4 Years | Fixed Rate | 1,580 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 750 |
| | Loans | 1-5 Years | Fixed Rate | 35,564 |

(Million Baht)

| | 31 December 2008 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 530 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 1,435 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 1,000 |
| | Loans | 1-4 Years | Fixed Rate | 1,550 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 900 |
| | Loans | 1-6 Years | Fixed Rate | 32,809 |

**Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)**

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 March 2009 and 31 December 2008 the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the three - month period ended 31 March 2009, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 March 2009 was Baht 14,557 million and the estimated total transfer price up to 31 March 2009 was Baht 10,072 million, which the Bank received promissory notes from TAMC.

As at 31 March 2009, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

## 7 TROUBLED DEBT RESTRUCTURING

For the three-month periods ended 31 March 2009 and 2008, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

| | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2009 | | 2008 | |
| | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring |
| Debt restructuring contracts that incurred losses | 355 | 7,197 | 304 | 2,283 | 353 | 7,194 | 285 | 2,213 |
| Debt restructuring contracts that incurred no losses | 9,507 | 15,517 | 8,026 | 5,984 | 9,499 | 15,504 | 8,020 | 5,971 |
| Total | 9,862 | 22,714 | 8,330 | 8,267 | 9,852 | 22,698 | 8,305 | 8,184 |

Losses on debt restructuring for the three-month periods ended 31 March 2009 and 2008 were as follows:

(Million Baht)

| | | Consolidated 31 March 2009 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on Debt |
| Types of Restructuring | Cases | Before Restructuring | After Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 32 | 218 | - | Cash, land, premises and investments | 169 | 49 |
| Changes of repayment conditions | 296 | 4,266 | 4,266 | - | - | 730 |
| Debt restructuring in various forms | 27 | 2,713 | 2,372 | Cash, land, premises and investments | 341 | 233 |
| Total | 355 | 7,197 | 6,638 | | 510 | 1,012 |

(Million Baht)

| | | Consolidated 31 March 2008 | | | | |
|---|---|---|---|---|---|---|
| | | The Outstanding Debt | | Transferred Assets | | Loss on Debt |
| Types of Restructuring | Cases | Before Restructuring | After Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 44 | 225 | - | Cash, land, premises and investments | 169 | 56 |
| Changes of repayment conditions | 251 | 1,836 | 1,826 | - | - | 324 |
| Debt restructuring in various forms | 9 | 222 | 185 | Cash, land, premises and investments | 38 | 34 |
| Total | 304 | 2,283 | 2,011 | | 207 | 414 |

(Million Baht)

The Bank

31 March 2009

| | | The Outstanding Debt | | Transferred Assets | | Loss on |
|---|---|---|---|---|---|---|
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 32 | 218 | - | Cash, land, premises and investments | 169 | 49 |
| Changes of repayment conditions | 296 | 4,266 | 4,266 | - | - | 730 |
| Debt restructuring in various forms | 25 | 2,710 | 2,369 | Cash, land, premises and investments | 341 | 233 |
| Total | 353 | 7,194 | 6,635 | | 510 | 1,012 |

(Million Baht)

The Bank

31 March 2008

| | | The Outstanding Debt | | Transferred Assets | | Loss on |
|---|---|---|---|---|---|---|
| | | Before | After | | | Debt |
| Types of Restructuring | Cases | Restructuring | Restructuring | Types | Fair Value | Restructuring |
| Transfers of assets | 30 | 189 | - | Cash, land, premises and investments | 145 | 43 |
| Changes of repayment conditions | 246 | 1,802 | 1,802 | - | - | 314 |
| Debt restructuring in various forms | 9 | 222 | 185 | Cash, land, premises and investments | 38 | 34 |
| Total | 285 | 2,213 | 1,987 | | 183 | 391 |

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended 31 March are as follows:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | | | 2008 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 246 | 2,457 | 2,171 | 2,348 | 228 | 1,874 | 1,827 | 1,802 |
| 5 to 10 years | 51 | 4,420 | 4,365 | 4,362 | 16 | 132 | 132 | 132 |
| Over 10 years | 26 | 102 | 102 | 102 | 16 | 52 | 52 | 52 |
| Total | 323 | 6,979 | 6,638 | 6,812 | 260 | 2,058 | 2,011 | 1,986 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | | | 2008 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 244 | 2,454 | 2,168 | 2,145 | 224 | 1,841 | 1,803 | 1,783 |
| 5 to 10 years | 51 | 4,420 | 4,365 | 4,362 | 15 | 132 | 132 | 132 |
| Over 10 years | 26 | 102 | 102 | 102 | 16 | 52 | 52 | 52 |
| Total | 321 | 6,976 | 6,635 | 6,609 | 255 | 2,025 | 1,987 | 1,967 |

The Bank and its subsidiaries recognized interest income from debt restructuring for the three-month periods ended 31 March as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Debt restructuring contracts that incurred losses | 238 | 115 | 238 | 114 |

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Debt restructuring contracts that incurred losses | 203 | 181 |

The Bank and its subsidiaries had outstanding balances on debtors which were restructured as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Debt restructuring contracts that incurred losses | 6,612 | 13,093 | 6,609 | 13,088 |
| Debt restructuring contracts that incurred no losses | 13,224 | 27,272 | 13,222 | 27,019 |
| Total | 19,836 | 40,365 | 19,831 | 40,107 |

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Debt restructuring contracts that incurred losses | 20,581 | 17,585 | 20,553 | 17,557 |
| Debt restructuring contracts that incurred no losses | 37,198 | 37,734 | 37,156 | 37,687 |
| Total | 57,779 | 55,319 | 57,709 | 55,244 |

## 8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period were as follows:

(Million Baht)

Consolidated

31 March 2009

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the period | 3,031 | 219 | 2,350 | 2,437 | 11,954 | 6,403 | 26,394 |
| Doubtful accounts (reversal)* | (331) | (50) | 694 | (135) | 275 | 1,055 | 1,508 |
| Bad debts written off | - | - | - | - | (1,536) | - | (1,536) |
| Others | - | - | - | - | 514 | - | 514 |
| Balance at the end of the period | 2,700 | 169 | 3,044 | 2,302 | 11,207 | 7,458 | 26,880 |

* Before deducting bad debts recovered of Baht 118 million

With effect from 1 January 2009, bad debts recovery is recognised as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

Consolidated

31 December 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the year | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |
| Transferred from investments in receivables | - | - | - | - | 1 | - | 1 |
| Doubtful accounts (reversal) | (270) | 137 | (155) | (3,426) | 5,432 | 2,864 | 4,582 |
| Bad debts recovered | - | - | - | - | 490 | - | 490 |
| Bad debts written off | (1) | (3) | - | - | (4,322) | - | (4,326) |
| Others | - | - | - | - | 1,447 | (17) | 1,430 |
| Balance at the end of the year | 3,031 | 219 | 2,350 | 2,437 | 11,954 | 6,403 | 26,394 |

(Million Baht)

The Bank

31 March 2009

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the period | 3,371 | 216 | 2,332 | 2,384 | 11,089 | 5,733 | 25,125 |
| Doubtful accounts (reversal)* | (307) | (51) | 697 | (120) | 242 | 1,004 | 1,465 |
| Bad debt written off | - | - | - | - | (1,507) | - | (1,507) |
| Others | - | - | - | - | 538 | - | 538 |
| Balance at the end of the period | 3,064 | 165 | 3,029 | 2,264 | 10,362 | 6,737 | 25,621 |

* Before deducting bad debts recovered of Baht 111 million

With effect from 1 January 2009, bad debts recovery is recognised as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

The Bank

31 December 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at beginning of the year | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |
| Doubtful accounts (reversal) | (182) | 142 | (145) | (3,463) | 5,224 | 2,880 | 4,456 |
| Bad debt recovered | - | - | - | - | 490 | - | 490 |
| Bad debt written off | - | - | - | - | (4,044) | - | (4,044) |
| Others | - | - | - | - | 1,606 | - | 1,606 |
| Balance at the end of the year | 3,371 | 216 | 2,332 | 2,384 | 11,089 | 5,733 | 25,125 |

## 9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Balance at beginning of the period/ year | 3,378 | 1,635 | 3,378 | 1,630 |
| Increase | 935 | 3,149 | 935 | 3,148 |
| Change of classification | - | (3) | - | - |
| Amortization to interest income | (71) | (168) | (71) | (166) |
| Others | (526) | (1,235) | (526) | (1,234) |
| Balance at the end of the period/ year | 3,716 | 3,378 | 3,716 | 3,378 |

## 10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

| | Consolidated 31 March 2009 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 877,723 | - | - | 877,723 |
| Special Mention | - | 38,824 | - | - | 38,824 |
| Sub-Standard | - | 8,707 | - | - | 8,707 |
| Doubtful | - | 5,552 | - | - | 5,552 |
| Doubtful of Loss | 4,121 | 20,769 | 841 | 596 | 26,327 |
| Total | 4,121 | 951,575 | 841 | 596 | 957,133 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 31 December 2008 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 1,020,363 | - | - | 1,020,363 |
| Special Mention | - | 40,992 | - | - | 40,992 |
| Sub-Standard | - | 5,891 | - | - | 5,891 |
| Doubtful | - | 5,790 | - | - | 5,790 |
| Doubtful of Loss | 4,132 | 22,177 | 985 | 586 | 27,880 |
| Total | 4,132 | 1,095,213 | 985 | 586 | 1,100,916 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 March 2009 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 873,809 | - | - | 873,809 |
| Special Mention | - | 36,304 | - | - | 36,304 |
| Sub-Standard | - | 8,345 | - | - | 8,345 |
| Doubtful | - | 5,247 | - | - | 5,247 |
| Doubtful of Loss | 4,079 | 18,431 | 578 | 592 | 23,680 |
| Total | 4,079 | 942,136 | 578 | 592 | 947,385 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2008 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 1,018,897 | - | - | 1,018,897 |
| Special Mention | - | 38,582 | - | - | 38,582 |
| Sub-Standard | - | 5,464 | - | - | 5,464 |
| Doubtful | - | 5,523 | - | - | 5,523 |
| Doubtful of Loss | 4,085 | 19,784 | 716 | 583 | 25,168 |
| Total | 4,085 | 1,088,250 | 716 | 583 | 1,093,634 |

## 11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three - month period ended 31 March 2009 was based on profit attributable to ordinary shareholders of Baht 3,800 million and Baht 3,883 million, respectively (2008: Baht 4,438 million and Baht 4,238 million, respectively) and the weighted average number of ordinary shares outstanding for the three - month period ended 31 March 2009 of 2,393,260,193 shares (2008: 2,392,759,964 shares).

For the three - month period ended 31 March 2009, the Bank did not issues ordinary shares.

The calculation of the weighted average number of ordinary shares outstanding for the three - month period ended 31 March 2008 is as follows:

| | Consolidated and The Bank | | |
|---|---|---|---|
| | Share Capital | | Number of the weighted average number of ordinary shares (Shares) |
| | Number of shares | Amount (Million Baht) | For the three – month period Ended 31 March 2008 |
| Issued ordinary shares as of 1 January 2008 | 2,388,202,317 | 23,882 | 2,388,202,317 |
| Add: | | | |
| - The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) | | | |
| 2008 | | | |
| 11 January : | 5,057,876 | 50 | 4,557,647 |
| Issued ordinary shares as of 31 March 2008 | 2,393,260,193 | 23,932 | 2,392,759,964 |

## 12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 March 2009 and 31 December 2008 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the Standardized Approach in compliance with Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

| | 31 March 2009 | 31 December 2008 |
|---|---|---|
| Tier 1 Capital | | |
| Issued and fully paid up share capital, premiums on share capital | 42,036 | 42,036 |
| Legal reserves | 2,920 | 2,920 |
| Net income after appropriation | 48,608 | 48,608 |
| Total Tier 1 Capital | 93,564 | 93,564 |
| Tier 2 Capital | | |
| Surplus on land revaluation | 4,585 | 4,587 |
| Surplus on premises revaluation | 2,168 | 2,191 |
| Surplus on marketable equity securities revaluation | 91 | 91 |
| Provision for normal assets | 9,807 | 9,124 |
| Subordinated debentures | 33,519 | 33,519 |
| Total Tier 2 Capital | 50,170 | 49,512 |
| Total Capital | 143,734 | 143,076 |

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

| | Percentage | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Total Capital | 15.63 | 15.05 |
| Tier-1 Capital | 10.17 | 9.84 |

## 13 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

| | | (Million Baht) |
|---|---|---|
| | Consolidated and The Bank | |
| | 31 March 2009 | 31 December 2008 |
| Deposits | 2,400 | 2,433 |
| State enterprise bonds | 781 | 2,780 |
| Total | 3,181 | 5,213 |

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

## 14 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2009 | | | 31 December 2008 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,594 | - | 1,594 | 1,343 | - | 1,343 |
| Letters of indemnity- borrowing | 3 | 175 | 178 | 2 | 219 | 221 |
| Other guarantees | 78,418 | 7,338 | 85,756 | 75,458 | 8,022 | 83,480 |
| Letters of credit | 1,261 | 15,952 | 17,213 | 1,084 | 16,081 | 17,165 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 45,184 | 259,948 | 305,132 | 51,543 | 318,468 | 370,011 |
| Sale agreements | 51,274 | 273,724 | 324,998 | 40,088 | 340,229 | 380,317 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 604,501 | 68,025 | 672,526 | 567,180 | 66,646 | 633,826 |
| Sale agreements | 604,047 | 68,025 | 672,072 | 566,726 | 66,646 | 633,372 |
| Credit Default Swap | 100 | 888 | 988 | 100 | 874 | 974 |
| Unused credit line of overdraft | 145,831 | - | 145,831 | 140,491 | - | 140,491 |
| Others | 3,076 | 7,302 | 10,378 | 4,891 | 8,820 | 13,711 |
| Total | 1,535,289 | 701,377 | 2,236,666 | 1,448,906 | 826,005 | 2,274,911 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 March 2009 | | | 31 December 2008 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,594 | - | 1,594 | 1,343 | - | 1,343 |
| Letters of indemnity-borrowing | 3 | 175 | 178 | 2 | 219 | 221 |
| Other guarantees | 78,418 | 7,338 | 85,756 | 75,458 | 8,022 | 83,480 |
| Letters of credit | 1,261 | 15,952 | 17,213 | 1,084 | 16,081 | 17,165 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 45,184 | 259,948 | 305,132 | 51,543 | 318,468 | 370,011 |
| Sale agreements | 51,274 | 273,724 | 324,998 | 40,088 | 340,229 | 380,317 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 604,501 | 68,025 | 672,526 | 567,180 | 66,646 | 633,826 |
| Sale agreements | 604,047 | 68,025 | 672,072 | 566,726 | 66,646 | 633,372 |
| Credit Default Swap | 100 | 888 | 988 | 100 | 874 | 974 |
| Unused credit line of overdraft | 145,831 | - | 145,831 | 140,491 | - | 140,491 |
| Others | 2,816 | 7,302 | 10,118 | 4,616 | 8,820 | 13,436 |
| Total | 1,535,029 | 701,377 | 2,236,406 | 1,448,631 | 826,005 | 2,274,636 |

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,934 million and Baht 9,937 million as of 31 March 2009 and 31 December 2008, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or to the results of its operations.

## 15 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to officers[(1)] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 31 March 2009 End of Period | 31 December 2008 End of Year |
| Loans | | |
| 1. Officers | 3 | 17 |
| 2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital[(2)] | 779 | 785 |
| Total | 782 | 802 |
| Contingencies | | |
| 1. Officers | - | - |
| 2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital | 13 | 22 |
| Total | 13 | 22 |

(1) Officers include directors, managers, and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

(2) Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

| | The Bank | |
|---|---|---|
| | 31 March 2009 End of Period | 31 December 2008 End of Year |
| Loans | | |
| 1. Officers | 3 | 17 |
| 2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital[(1)] | 41,158 | 39,008 |
| Total | 41,161 | 39,025 |
| Contingencies | | |
| 1. Officers | - | - |
| 2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital | 27 | 36 |
| Total | 27 | 36 |

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Parties

Relationships between the Bank and other business entities where control exists consisted of:

| Company Name | Type of Relationship | % Shareholding Directly and Indirectly 31 March 2009 | % Shareholding Directly and Indirectly 31 December 2008 | Type of share | Type of Business |
|---|---|---|---|---|---|
| Phethai Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Asset Management |
| Kasikorn Research Center Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Kasikorn Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Mutual Fund Management |
| Kasikorn Securities Public Co., Ltd. | Subsidiary | 99.99% | 99.99% | Ordinary share | Securities Business |
| Kasikorn Factoring Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Kasikorn Leasing Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Progress Land and Buildings Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Property Development |
| KHAO KLA Venture Capital Management Co., Ltd.* | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital Management |
| K-SME Venture Capital Co., Ltd | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital |
| Progress Gunpai Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Plus Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Facilities Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Software Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Storage Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Support Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress HR Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Appraisal Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Collection Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and the Asset Management Company are summarized as follows:

| | (Million Baht) | |
|---|---|---|
| | The Bank | |
| | 31 March 2009 | 31 December 2008 |
| Loans | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | | |
| Beginning of the period/year | 530 | 3,745 |
| Deduction | (185) | (3,215) |
| Ending of the period/year | 345 | 530 |
| Accrued interest receivables | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 1 | 2 |
| Deposits | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 26 | 26 |

| | (Million Baht) | |
|---|---|---|
| | The Bank | |
| | For the Three-Month Periods Ended 31 March | |
| | 2009 | 2008 |
| Interest income | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 2 | 16 |

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 March 2009 and 31 December 2008 the pledged deposits were Baht 7 million and Baht 18 million, respectively.

As at 31 March 2009 and 31 December 2008, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 3 million and Baht 5 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Loans | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 36,314 | 33,709 |
| - Kasikorn Factoring Co., Ltd. | - | - | 3,720 | 3,985 |
| Other Assets | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 46 | 39 |
| Deposits | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 391 | 187 |
| - Kasikorn Asset Management Co., Ltd. | - | - | 283 | 142 |
| - Progress Gunpai Co., Ltd. | - | - | 208 | 214 |
| - Kasikorn Factoring Co., Ltd. | - | - | 95 | 111 |
| - Progress Software Co., Ltd. | - | - | 82 | 73 |
| - Progress Appraisal Co., Ltd. | - | - | 49 | 65 |
| - K-SME Venture Capital Co., Ltd | - | - | 48 | 58 |
| - Kasikorn Research Center Co., Ltd. | - | - | 31 | 37 |
| - Progress Services Co., Ltd. | - | - | 31 | 32 |
| - Progress HR Co., Ltd. | - | - | 30 | 34 |
| - Progress Land and Buildings Co., Ltd. | - | - | 28 | 27 |
| - Progress Plus Co., Ltd. | - | - | 26 | 53 |
| - Progress Service Support Co., Ltd. | - | - | 23 | 48 |
| - Progress Facilities Management Co., Ltd. | - | - | 22 | 25 |
| - Progress Storage Co., Ltd. | - | - | 20 | 23 |
| - Progress Management Co., Ltd. | - | - | 16 | 27 |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 16 | 17 | 16 | 17 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Interbank and Money Market Items (Liabilities) | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Securities Public Co., Ltd. | - | - | 513 | 518 |
| Borrowings | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 443 | 615 |
| - Kasikorn Leasing Co.,Ltd. | - | - | 289 | 111 |
| Other Liabilities | | | | |
| Subsidiary Companies | | | | |
| - Progress Software Co., Ltd. | - | - | 142 | 161 |
| - Progress Plus Co., Ltd. | - | - | 42 | 50 |
| - Progress Management Co., Ltd. | - | - | 18 | 6 |
| - Progress Appraisal Co., Ltd. | - | - | 15 | 14 |
| - Progress Service Support Co., Ltd. | - | - | 11 | - |
| - Progress HR Co., Ltd. | - | - | 8 | 18 |
| - Kasikorn Securities Public Co., Ltd. | - | - | 1 | 11 |
| Contingencies | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Factoring Co., Ltd. | - | - | 14 | 15 |

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost plus incremental from additional administration and maintenance expenditures incurred. As of 31 March 2009 and 31 December 2008, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 14 million and Baht 18 million, respectively.

The Bank and certain subsidiaries have entered into 5-year car leasing agreements with Kasikorn Leasing Co., Ltd. Such agreements are classified as finance lease agreements, charged at market rates. As at 31 March 2009 and 31 December 2008, the book value of finance lease liabilities, before elimination, amounts to Baht 296 million and Baht 129 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd., under which the service will be provided until 31 December 2010. As of 31 March 2009 and 31 December 2008, the Bank is committed to pay total service fees of Baht 39 million and Baht 45 million respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiaries and associated companies for the three-month periods ended 31 March are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Subsidiary Companies | | | | |
| Revenue: | | | | |
| Interest income | - | - | 404 | 302 |
| Dividend income | - | - | 250 | 60 |
| Fee income | - | - | 115 | 106 |
| Other income | - | - | 14 | 15 |
| Expenses: | | | | |
| Interest expenses | - | - | 13 | 6 |
| Personnel expenses | - | - | 204 | 186 |
| Other expenses | - | - | 498 | 305 |
| Associated Companies | | | | |
| Expenses: | | | | |
| Other expenses | 1 | 16 | 1 | 16 |

The Bank entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the three-month periods ended 31 March 2009 and 2008, the Bank incurred expenses amounting to Baht 204 million and Baht 186 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Loans | | |
| - Jutha Maritime Public Co., Ltd. | 643 | 669 |
| - Bangkok Glass Industry Co., Ltd. | 300 | 300 |
| - Charoen Pokphand Foods Public Co., Ltd. | 128 | 111 |
| - Yip In Tsoi & Jacks Ltd. | 9 | 53 |
| Deposits | | |
| - Muang Thai Life Assurance Co., Ltd. | 499 | 469 |
| - Serm Suk Public Co., Ltd. | 384 | 538 |
| - Muang Thai Insurance Public Co., Ltd | 374 | 376 |
| - Thai British Security Printing Public Co., Ltd. | 181 | 138 |
| - Phatra Leasing Public Co., Ltd. | 161 | -[1] |
| - Mitsubishi Elevator Asia Co., Ltd. | 90 | 87 |
| - Smithithada Co., Ltd. | 69 | 70 |
| - Nithi Thamrong Co., Ltd. | 46 | 45 |
| - The Deves Insurance Public Co,. Ltd. | 36 | 22 |
| - Sermsuk Beverage Co., Ltd. | 30 | 16 |
| - National ITMX Co., Ltd. | 21 | 19 |
| - Bangkok Glass Industry Co., Ltd. | 17 | 73 |
| - Zin Suapa Co., Ltd. | 10 | -[1] |
| - Infomax System Solutions & Services Co., Ltd. | 9 | 21 |

[1] As of 31 December 2008. the company was not related to the Bank.

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Contingencies | | |
| - Charoen Pokphand Foods Public Co., Ltd. | 1,324 | 1,514 |
| - Quality Houses Public Co., Ltd. | 207 | 207 |
| - Yip In Tsoi & Jacks Ltd. | 128 | 108 |
| - Dole Thailand Co., Ltd. | 113 | 150 |
| - Thai British Security Printing Public Co., Ltd. | 39 | 44 |
| - Jutha Maritime Public Co., Ltd. | 31 | 30 |
| - Samart Telcom Public Co., Ltd. | 30 | 30 |
| - Bangkok Glass Industry Co., Ltd. | 10 | 14 |

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Loans | 4 | 21 |
| Deposits | 600 | 1,370 |

## 16 EVENTS AFTER BALANCE SHEET DATE

On 3 April 2009, the Annual General Meeting of Shareholders of the Bank approved the following resolutions:

- to pay dividends from the operating results of 2008 at the rate of Baht 2.00 per share, totaling Baht 4,787 million, which was paid on 25 September 2008 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, and the remaining dividends at the rate of Baht 1.50 per share, totaling Baht 3,590 million, which was paid on 17 April 2009.
- to acquire additional 19,191,635 ordinary shares of Muang Thai Fortis Holding Co., Ltd. at a price of not more than Baht 7,244 million, in order to increase the percentage of share holding by the Bank from 10% to not less than 51% in Muang Thai Fortis Holding Co., Ltd. Such resolution also approved the entering of connected transaction to purchase additional ordinary shares of Muang Thai Fortis Holding Co., Ltd. and acquisition of the ordinary shares from existing shareholders, who are connected to the Bank.

On 9 April 2009, the Bank invested in Progress Training Co., Ltd, a company registered in the Kingdom of Thailand. The company's main business is offering of training services to develop the skills of the employees of the Bank and its subsidiaries.

## 17 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

| | Consolidated 31 March 2009 | | | | |
|---|---|---|---|---|---|
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,209,072 | 9,710 | 1,218,782 | (920) | 1,217,862 |
| Interbank and money market items - net (assets) | 71,565 | 1,813 | 73,378 | - | 73,378 |
| Investments – net | 184,325 | 4,501 | 188,826 | - | 188,826 |
| Loans | 876,756 | 386 | 877,142 | - | 877,142 |
| Deposits | 914,040 | 66 | 914,106 | - | 914,106 |
| Interbank and money market items (liabilities) | 12,586 | - | 12,586 | - | 12,586 |
| Borrowings | 106,078 | 7,079 | 113,157 | - | 113,157 |
| Contingencies | 2,264,200 | 15,098 | 2,279,298 | (42,632) | 2,236,666 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 31 December 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,295,323 | 9,605 | 1,304,928 | (1,374) | 1,303,554 |
| Interbank and money market items - net (assets) | 194,541 | 1,759 | 196,300 | - | 196,300 |
| Investments – net | 99,058 | 3,887 | 102,945 | - | 102,945 |
| Loans | 903,680 | 328 | 904,008 | - | 904,008 |
| Deposits | 967,939 | 11 | 967,950 | - | 967,950 |
| Interbank and money market items (liabilities) | 16,300 | - | 16,300 | - | 16,300 |
| Borrowings | 131,197 | 6,962 | 138,159 | - | 138,159 |
| Contingencies | 2,293,303 | 23,540 | 2,316,843 | (41,932) | 2,274,911 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 March 2009 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,209,659 | 9,710 | 1,219,369 | (920) | 1,218,449 |
| Interbank and money market items-net (assets) | 71,934 | 1,813 | 73,747 | - | 73,747 |
| Investments – net | 193,252 | 4,501 | 197,753 | - | 197,753 |
| Loans | 873,665 | 386 | 874,051 | - | 874,051 |
| Deposits | 914,993 | 66 | 915,059 | - | 915,059 |
| Interbank and money market items (liabilities) | 13,129 | - | 13,129 | - | 13,129 |
| Borrowings | 106,202 | 7,079 | 113,281 | - | 113,281 |
| Contingencies | 2,263,939 | 15,099 | 2,279,038 | (42,632) | 2,236,406 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,295,321 | 9,605 | 1,304,926 | (1,374) | 1,303,552 |
| Interbank and money market items-net (assets) | 194,949 | 1,759 | 196,708 | - | 196,708 |
| Investments – net | 107,931 | 3,887 | 111,818 | - | 111,818 |
| Loans | 900,259 | 328 | 900,587 | - | 900,587 |
| Deposits | 968,777 | 11 | 968,788 | - | 968,788 |
| Interbank and money market items (liabilities) | 16,852 | - | 16,852 | - | 16,852 |
| Borrowings | 131,015 | 6,962 | 137,977 | - | 137,977 |
| Contingencies | 2,293,028 | 23,540 | 2,316,568 | (41,932) | 2,274,636 |

2. Results of Operations Classified by Types of Business

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2009 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 15,499 | 86 | 15,585 | (75) | 15,510 |
| Interest expense | 4,654 | 175 | 4,829 | (75) | 4,754 |
| Net income (expense) from interest and dividend | 10,845 | (89) | 10,756 | - | 10,756 |
| Non-interest income | 5,482 | 189 | 5,671 | - | 5,671 |
| Non-interest expense | 10,925 | 35 | 10,960 | - | 10,960 |
| Income before income tax | 5,402 | 65 | 5,467 | - | 5,467 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,823 | 292 | 14,115 | (197) | 13,918 |
| Interest expense | 3,566 | 330 | 3,896 | (197) | 3,699 |
| Net income (expense) from interest and dividend | 10,257 | (38) | 10,219 | - | 10,219 |
| Non-interest income | 5,893 | (132) | 5,761 | - | 5,761 |
| Non-interest expense | 9,515 | 37 | 9,552 | - | 9,552 |
| Income (loss) before income tax | 6,635 | (207) | 6,428 | - | 6,428 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2009 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 15,541 | 87 | 15,628 | (75) | 15,553 |
| Interest expense | 4,659 | 176 | 4,835 | (75) | 4,760 |
| Net income (expense) from interest and dividend | 10,882 | (89) | 10,793 | - | 10,793 |
| Non-interest income | 5,010 | 190 | 5,200 | - | 5,200 |
| Non-interest expense | 10,512 | 36 | 10,548 | - | 10,548 |
| Income before income tax | 5,380 | 65 | 5,445 | - | 5,445 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 31 March 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,709 | 292 | 14,001 | (197) | 13,804 |
| Interest expense | 3,571 | 330 | 3,901 | (197) | 3,704 |
| Net income (expense) from interest and dividend | 10,138 | (38) | 10,100 | - | 10,100 |
| Non-interest income | 5,380 | (132) | 5,248 | - | 5,248 |
| Non-interest expense | 9,148 | 37 | 9,185 | - | 9,185 |
| Income (loss) before income tax | 6,370 | (207) | 6,163 | - | 6,163 |

## 18 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at 31 December 2008 have been reclassified to conform with the presentation in the balance sheet as at 31 March 2009.

Significant reclassifications are as follows:

(Million Baht)

| | 31 December 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Consolidated | | | The Bank | | |
| | Before reclassifications | Reclassifications | After reclassifications | Before reclassifications | Reclassifications | After reclassications |
| Balance sheet | | | | | | |
| Assets | | | | | | |
| Interbank and money market items | | | | | | |
| Domestic items | | | | | | |
| Interest bearing | 187,805 | (1,073) | 186,732 | 188,236 | (1,073) | 187,163 |
| Foreign items | | | | | | |
| Interest bearing | 6,911 | (1,361) | 5,550 | 6,911 | (1,361) | 5,550 |
| Other assets - net | 8,186 | 2,434 | 10,620 | 6,385 | 2,434 | 8,819 |
| Liabilities | | | | | | |
| Interbank and money market items | | | | | | |
| Foreign items | | | | | | |
| Interest bearing | 3,619 | (2,611) | 1,008 | 3,619 | (2,611) | 1,008 |
| Other liabilities | 17,366 | 2,611 | 19,977 | 16,536 | 2,611 | 19,147 |
| | | - | | | - | |

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the nature of business.

## 19 APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 14 May 2009.

EXCELLENCE

# Management Discussion and Analysis (MD&A)

For the Quarter Ending March 31, 2009



ธนาคารกสิกรไทย
KASIKORNBANK

เครือธนาคารกสิกรไทย
บริการทุกระดับประทับใจ

# Executive Summary
## Management Discussion and Analysis
## For the Quarter Ending March 31, 2009

In the first quarter of 2009, KASIKORNBANKGROUP continued to move forward in meeting the diverse needs of customers, through the offer of complete financial solutions under the goal of becoming the 'best' financial service provider and our affirmed stance of being perceived by customers as their 'solution bank'. In our operating performance for the first quarter of 2009, the Bank's consolidated net income equaled Baht 3,800 million, increasing by Baht 1,010 million, or 36.20 percent, over the fourth quarter of 2008. This increase in the net income was mainly attributable to an over-quarter decrease in non-interest expense, in light of declines in promotional and public relations expenditures and in other expenses, offsetting lower non-interest, as well as net interest and dividend income.

On our balance sheet, the Bank's consolidated assets totaled Baht 1,217,862 million, down by Baht 85,692 million, or 6.57 percent, from the end of 2008, attributed mainly to decreases in interbank and money market items, as well as loans. As of March 31, 2009, the Bank's consolidated interbank and money market items totaled Baht 73,378 million, showing a decrease of Baht 122,922 million, or 62.62 percent, from the end of 2008. Meanwhile, the Bank's consolidated loans amounted to Baht 877,142 million, down by Baht 26,866 million, or 2.97 percent, from the end of 2008. Our net NPL ratio to total loans equaled 1.85 percent, rising compared to 1.47 percent seen at the end of 2008. In the meantime, the gross NPL ratio to total loans was 3.70 percent, increasing compared to 3.09 percent reported at the end of 2008. The consolidated liabilities of the Bank, as of March 31, 2009, totaled Baht 1,100,247 million, falling by Baht 89,645 million, equivalent to a 7.53-percent drop over-quarter, in light of decreases in deposits and borrowing. Our deposits amounted to Baht 914,106 million, down by Baht 53,844 million, or 5.56 percent, from the end of 2008. Also, short-term borrowing totaled Baht 70,346 million, showing a decrease of Baht 27,290 million, or 27.95 percent, from the end of 2008. Total consolidated shareholders' equity was Baht 117,615 million, growing by Baht 3,953 million, or 3.48 percent, over the end of 2008, as a result of our operating income in this quarter. Meanwhile, the capital adequacy ratio of the Bank amounted to 15.63 percent, where our Tier-1 and Tier-2 capital were 10.17 percent and 5.46 percent, respectively.

The Bank's core business operations encountered many challenges, due to an unfavorable operating environment, particularly a more pronounced economic slowdown brought about by the global economic crisis and domestic political uncertainty. As a result, sluggish customer demand for loans and risk management products has led to drops in our corporate and SME business loans, as well as lowered our fee-based income on risk management products. However, retail business loans

have continued to grow. Additionally, our treasury operations registered over-quarter growth in total interest and dividend income, despite continuously declining interest rates.

To ensure effective response to increased economic risk, we continued to develop and improve our risk management in different dimensions during the first quarter of 2009, particularly in credit and liquidity risk management, in addition to ongoing development efforts in all support functions, mainly human resources and IT management. In recognition of our efforts to develop businesses in each and every dimension, KASIKORNBANKGROUP was widely honored with prestigious awards and other marks of recognition during the first quarter of 2009. They included the "Best of the Best Awards 2008" by *Asia Asset Management* journal, awarded to KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset); the "Securities Analyst Award 2008" by the Securities Analyst Association, in coordination with *Money and Wealth* journal, awarded to KASIKORN SECURITIES PCL. (KSecurities); and the "Best Car Leasing of the Year 2009" award, presented to KASIKORN LEASING CO., LTD. (KLeasing) by the Ministry of Industry, as part of the Car & Bike of the Year 2009 Fair.

## Content

# 1. Overview

## 1.1 Overview of Economy, Banking Industry and Regulatory Changes

### ❑ Thailand's Economy in the First Quarter of 2009

Thailand's economy is expected to contract 6.5 percent, year-on-year, in the first quarter of 2009, down from the 4.3-percent drop in the fourth quarter of 2008. This sharper contraction was caused by a drop in exports and private sector spending, despite the economic stimulus efforts of the government. Meanwhile, the Headline Consumer Price Index (CPI) fell 0.3 percent over-year, versus the 2.1-percent increase in the pervious quarter, due to the sharp over-year drop in oil prices. While exports plunged sharply over-year, imports fell even more deeply, resulting in a huge trade surplus in the first quarter of 2009. This trade surplus, meanwhile, provided a key support to the Baht against the U.S. Dollar.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

| | Q1-2009 | Q4-2008 |
|---|---|---|
| Private Consumption Index | -5.3 | 0.6 |
| Private Investment Index | -15.7 | -3.6 |
| Manufacturing Production Index | -18.9 | -8.0 |
| Agriculture Production Index | 6.3 | 4.0 |
| Exports | -19.9 | -9.4 |
| Imports | -38.3 | 5.3 |
| Trade Balance (USD millions) | 7,800 | -1,365 |
| Current Account (USD millions) | 9,112 | -1,972 |
| Headline CPI Inflation | -0.3 | 2.1 |
| Gross Domestic Product (GDP) | -6.5 | -4.3 |

Source: The Bank of Thailand, KASIKORN RESEARCH CENTER CO., LTD.

Due to the sharp economic contraction and plunging CPI, the Bank of Thailand (BoT) trimmed their policy rate in total by 1.25 percent, from 2.75 percent at year-end 2008 to 1.50 percent in the BoT's Monetary Policy Committee meeting on February 25, 2009. While commercial banks have adopted a more cautious approach toward lending and risk management, competition remains intense as banks are keen to expand their customer bases, especially in medium to higher income segments, which are considered to be less vulnerable to the economic downturn.

## Banking Industry and Competition

In the first quarter of 2009, although the Thai commercial banking system continued to show higher net profits over the final quarter of 2008, these profits were mainly due to a drop in allowances for doubtful accounts and losses on debt restructuring, coupled with a seasonal decrease in non-interest expenses. However, commercial banks' core revenues, particularly net interest and dividend income, dropped over-year and over-quarter, causing net profits to be lower than in the same period of 2008. Likewise, net interest margins reported a significant decrease from the first and fourth quarter of 2008.

This weaker banking profitability mirrored adverse impacts from the slowing Thai economy, amid heightened political uncertainty and the global economic crisis. Given such unfavorable operating environment, net loans of the 14 Thai commercial banks contracted 2.36 percent from the end of 2008, in contrast to deposits, which continued to grow at a 0.91-percent rate. The ratio of net non-performing loans (NPLs) to total loans, as of the end of the first quarter of 2009, stood at 5.33 percent, up compared to 4.88 percent at the end of 2008. This was in line with the increase in the ratio of gross NPLs to total loans at 5.91 percent, rising compared to 5.65 percent at the end of 2008. In the meantime, fee income, a main part of non-interest income, slowed in line with the downward trend of loans and domestic financial transactions.

Amid the challenges from economic uncertainties, competition in some areas has become less intense during the first quarter of 2009, especially in deposit products, as commercial banks' liquid asset increased. However, loan competition remains strong, particularly among some specific groups of customers with high debt-servicing ability, such as business customers with growth potential or being less sensitive to the slowing economy, and also retail customers with high income or good repayment records. Due to the limited pool of these prospective customers, intense competition has resulted in price wars, which have been more evident in large corporate customers with strong bargaining power. To maintain profitability, commercial banks have also shifted their focus to fee-based income, leading to more intense competition in this area, as well.

In addition to the aforementioned adjustments in business targets and competition strategy, commercial banks have also paid due attention to improving risk and operating cost management. The latter has been achieved to certain degrees by interest rate reductions - in line with the downward trend in the policy rate - and cuts in operating expenses. All of these efforts are to help sustain commercial banks' operating performance and their financial stability, while they await a potential economic recovery in the future.

## Regulatory Changes

Major regulatory changes that have affected KASIKORNBANK (KBank) business undertakings in the first quarter of 2009 are summarized in the following:

- Suretyship Contract at Financial Institutions

The Bank of Thailand (BoT) issued a Notification, No. SorNorSor. 1/2552, dated January 27, 2009, governing "Suretyship Contract at Financial Institutions", specifying some exceptions for the cases where the parent company enters a suretyship contract for loans extended to a subsidiary company by a financial institution, not to be governed by the Suretyship Contract Criteria under the former BoT Notification, with No. SorNorSor. 78/2551, dated August 3, 2008. (It specified that the loan principal be stated clearly in the contract, or prohibited entry into an unlimited suretyship contract. In any event of default, in which the financial institution agrees to reschedule the loan, but both parties are unable to reach an agreement within six months from the default date, the financial institution shall notify the surety about details of the loans, in writing). This is due to the fact that the parent company has control over its subsidiary, so the limited suretyship shall be unnecessary. Moreover, in any event of default, the financial institution shall not have to notify the surety by the previously specified deadline.

The BoT notification will help extend the borrowing limit of a debtor company, under suretyship by the parent company, which, in the meantime, will enhance flexibility for credit extension among financial institutions. Despite the greater flexibility as stated, KBank continues to adhere to the credit underwriting process, under our stringent and prudent risk management policy and guidelines.

- Credit Extension Policy for Selected Businesses

The BoT issued a Notification, with No. ForNorSor.(21) Wor. 481/2552, dated March 4, 2009, governing "Credit Extension Policy for Selected Businesses". The main points covered revision in the criteria for housing loan extension with the total value of Baht 10 million and higher, by adjusting the Loan to Value (LTV) limit to not exceeding 80 percent of the sale price as actually agreed upon, which is up from the 70-percent level. This is in line with the actual economic conditions and international standards. As for any over-limit transaction, the financial institution shall exercise extra caution and reserve additional capital to cushion any possible risk from such loan transactions.

The Notification will extend borrowing capacity among prospective homebuyers in the high-end segment, which will benefit the property market and stimulate the overall economy. In the meantime, it will encourage financial institutions to adopt a more prudent and stricter underwriting process for their housing loans, amid the currently high economic uncertainty. As for KBank, it is believed that the BoT Notification, as referred to above, will likely support housing loans extended to such potential customers with high income and low credit risk. Credit underwriting for this customer

segment will be based on this new criteria, in addition to existing ones that focus on collateral and customers' debt servicing ability.

## 1.2 Direction of Business Operations

In the first quarter of 2009, KASIKORNBANKGROUP continued our best efforts to meet the diverse needs of customers, through the offer of complete financial solutions under the goal of becoming the 'best' financial service provider. We also aim to be a 'solution bank', fully equipped with financial and business knowledge for customers of all segments. It is believed that this integrated knowledge, coupled with our thorough understanding of the problems and needs of customers in every segment, would not only enhance the Bank's capability in providing the best financial supports for our customers, but also enable us to lay down an efficient framework for our business analysis and planning.

In addition to the ongoing development efforts of all support functions, mainly human resources and IT management, the Bank has placed considerable emphasis on preparation to cope with rising economic risks, through prudent risk management. In fact, proper preparation had been made for both the Bank and our customers since the latter half of 2008. For customers, the Bank has focused on providing appropriate financial advice and business management knowledge, in order to ensure their efficient preparation for and handling of changing market conditions. In the meantime, the Bank has set target industries for lending and conducted close monitoring of customer credit status to maintain an appropriate credit policy, amid the current economic conditions. The Bank has also adopted more stringent credit underwriting criteria, and established a special team to monitor customers with high liquidity risks, while efficiency in debt monitoring and recovery has also been improved. As for counterparty risks, the Bank has conducted ratings of our foreign counterparties, and enforced proper transaction limits corresponding to those ratings.

In the meantime, the Bank has given more priority to expanding our fee-based income. Of note was our decision to expand our investment in the life insurance business, as it has been found to be complementary to KBank's business directions and also providing attractive returns, while bancassurance products have recently become a primary source of KBank's fee-based income. It is expected that our investment expansion in the life insurance business will be accomplished in the second quarter of 2009.

Major progress in KASIKORNBANKGROUP (KGroup) performance in the first quarter of 2009 is summarized, as below:

- KASIKORN FACTORING CO., LTD. (KFactoring) still enjoys good financial health and has been able to maintain their leading edge in the factoring business. The company continues to improve factoring products and services, which are part of the Bank's K-Supply Chain Solutions, to meet the needs of every business customer segment.

- KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset) remains a leader in the asset management business, with continuing growth in Assets under Management (AUM) seen in the first quarter of 2009. KAsset also won the "Best of the Best Awards 2008" from *Asia Asset Management* journal.
- KASIKORN RESEARCH CENTER CO., LTD. (KResearch) continues to offer their research products and services with the aim of meeting the information needs of customers in all segments. At the same time, KResearch continues to put emphasis on synergizing their research with KGroup business units.
- KASIKORN SECURITIES PCL. (KSecurities) has expanded their brokerage services for derivative trading, and recorded sustainable business growth. In the first quarter of 2009, the company won the "Securities Analyst Award 2008" from the Securities Analyst Association, in coordination with *Money and Wealth* journal. In order to better serve their institutional investors and enhance synergy with KGroup business units, KSecurities continues to strengthen their research capability. All of these efforts have benefited their investment banking and securities businesses.
- KASIKORN LEASING CO., LTD. (KLeasing) has shown outstanding performance, and has been widely recognized in the leasing and hire-purchase business. The company, in the first quarter of 2009, won the "Best Car Leasing of the Year 2009" award, granted by the Ministry of Industry, in the Car & Bike of the Year 2009 Fair organized at the Bangkok International Trade and Exhibition Centre (BITEC) late in March 2009.

In addition to the aforementioned efforts, the Bank, in the first quarter of 2009, continued to place emphasis on compliance with the Statement of Corporate Governance Principles as a public company limited and a listed company on the Stock Exchange of Thailand (SET). The Bank organized the 2009 Annual General Meeting (AGM) of Shareholders in accordance with the best practices in recognizing the equal rights of all shareholders, per the Statement of Corporate Governance Principles, in continuation from the previous year. These included permission for shareholders to submit issues for inclusion in the AGM agenda, propose a qualified candidate for director election, and submit their questions for consideration before the AGM date.

## 2. Operating Performance and Financial Position Analysis

### 2.1 Operating Performance

Operating Performance for the First Quarter of 2009

(Units: Million Baht)

| | Q1-2009 | Q4-2008 | Change | | Q1-2008 | Change | |
|---|---|---|---|---|---|---|---|
| | | | Million Baht | Percent | | Million Baht | Percent |
| Income from interest and dividends | 15,511 | 16,203 | (692) | (4.26) | 13,918 | 1,593 | 11.44 |
| Interest expense | 4,755 | 5,374 | (619) | (11.52) | 3,698 | 1,057 | 28.58 |
| Net income from interest and dividends | 10,756 | 10,829 | (73) | (0.67) | 10,220 | 536 | 5.24 |
| Bad debts and doubtful accounts (reversal) | 1,376 | 1,505 | (129) | (8.57) | 1,425 | (49) | (3.44) |
| Loss on debt restructuring | 984 | 579 | 405 | 69.95 | 451 | 533 | 118.18 |
| Non-interest income | 5,671 | 6,474 | (803) | (12.40) | 5,761 | (90) | (1.56) |
| Non-interest expense | 8,600 | 10,861 | (2,261) | (20.82) | 7,677 | 923 | 12.02 |
| Income tax expense | 1,667 | 1,568 | 99 | 6.31 | 1,990 | (323) | (16.23) |
| Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense) | 7,827 | 6,442 | 1,385 | 21.50 | 8,304 | (477) | (5.74) |
| Net Income | 3,800 | 2,790 | 1,010 | 36.20 | 4,438 | (638) | (14.38) |

The Bank's consolidated net income for the first quarter of 2009 equaled Baht 3,800 million, increasing by Baht 1,010 million, or 36.20 percent, over Baht 2,790 million for the fourth quarter of 2008. This was mainly attributable to an over-quarter decrease in non-interest expense of Baht 2,261 million, or 20.82 percent, due particularly to declines in promotional and public relations expenditures, as well as decreases in other expenses. Non-interest income amounted to Baht 5,671 million, falling by Baht 803 million, or 12.40 percent, from the previous quarter, in tandem with a Baht 548 million decrease in gains on investments, equivalent to a 75.80-percent drop, as well as a Baht 366 million decrease in fee and service income, equivalent to a 7.97-percent contraction. This resulted in a lower ratio of non-interest income to total income of 34.52 percent in the first quarter of 2009, from 37.42 percent in the fourth quarter of 2008. In addition, net interest and dividend income fell by Baht 73 million, or 0.67 percent, from the previous quarter, as a consequence of a drop in lending rates during the quarter, as well as a fall in loans. In the same direction, interest expense also fell. Meanwhile, our consolidated net interest margins for the first quarter of 2009 equaled 3.67 percent, lower than the 3.79 percent for the fourth quarter of 2008.

When compared to the same quarter of 2008, the Bank's consolidated net income dropped by Baht 638 million, or 14.38 percent, in tandem with an increase in non-interest expense of Baht 923

million, or 12.02 percent. Also, non-interest income fell slightly, by Baht 90 million, or 1.56 percent, due to higher gains from a sale of equity securities in the first quarter of 2008. Meanwhile, net interest and dividend income rose by Baht 536 million, or 5.24 percent, in line with higher loan growth.

The Bank's consolidated income consists of two main components - interest and dividend income and non-interest income. For the first quarter of 2009, shares of interest and dividend income to total income, and non-interest income to total income, equaled 73.23 percent and 26.77 percent, respectively, compared to 71.45 percent and 28.55 percent for the final quarter of 2008, as well as 70.73 percent and 29.27 percent for the first quarter of 2008, as follows:

Income Structure

(Units: Million Baht)

| | Q1-2009 | Percent Share | Q4-2008 | Percent Share | Q1-2008 | Percent Share |
|---|---|---|---|---|---|---|
| Interest and Dividend Income | | | | | | |
| 1. Loans | 13,142 | 62.04 | 13,937 | 61.46 | 11,981 | 60.88 |
| 1.1 Loans | 7,729 | 36.49 | 8,006 | 35.30 | 6,654 | 33.81 |
| 1.2 Overdrafts | 2,803 | 13.23 | 3,041 | 13.41 | 2,721 | 13.83 |
| 1.3 Bills | 2,610 | 12.32 | 2,890 | 12.75 | 2,606 | 13.24 |
| 2. Interbank and money market items | 673 | 3.18 | 696 | 3.07 | 556 | 2.83 |
| 2.1 Deposits | 5 | 0.03 | 40 | 0.18 | 163 | 0.83 |
| 2.2 Loans | 668 | 3.15 | 656 | 2.89 | 381 | 1.94 |
| 2.3 Securities purchased under resale agreements | - | - | - | - | 12 | 0.06 |
| 3. Hire purchase and financial leases | 609 | 2.88 | 539 | 2.37 | 406 | 2.06 |
| 4. Investments | 1,087 | 5.13 | 1,031 | 4.55 | 975 | 4.95 |
| Total Interest and Dividend Income | 15,511 | 73.23 | 16,203 | 71.45 | 13,918 | 70.73 |
| Non-Interest Income | | | | | | |
| 1. Fee and service income | | | | | | |
| 1.1 Acceptances, avals, and guarantees | 318 | 1.50 | 299 | 1.32 | 301 | 1.53 |
| 1.2 Others | 3,910 | 18.46 | 4,296 | 18.95 | 3,589 | 18.24 |
| 2. Gains on exchange | 1,129 | 5.33 | 958 | 4.22 | 881 | 4.48 |
| 3. Other income | 314 | 1.48 | 921 | 4.06 | 990 | 5.03 |
| Total Non-Interest Income | 5,671 | 26.77 | 6,474 | 28.55 | 5,761 | 29.27 |
| Total Income | 21,182 | 100.00 | 22,677 | 100.00 | 19,679 | 100.00 |

## ❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the first quarter of 2009 totaled Baht 10,756 million, falling by Baht 73 million, or 0.67 percent, from the fourth quarter of 2008, but increasing by Baht 536 million, or 5.24 percent, over the same period of 2008.

Net Income from Interest and Dividends

(Units: Million Baht)

| | Q1-2009 | Q4-2008 | Change | Q1-2008 | Change |
|---|---|---|---|---|---|
| Income from interest and dividends | 15,511 | 16,203 | (692) | 13,918 | 1,593 |
| • Loans | 13,142 | 13,938 | (796) | 11,981 | 1,161 |
| • Interbank and money market items | 673 | 695 | (22) | 556 | 117 |
| • Hire purchase and financial leases | 609 | 539 | 70 | 406 | 203 |
| • Investments | 1,087 | 1,031 | 56 | 975 | 112 |
| Interest expense | 4,755 | 5,374 | (619) | 3,698 | 1,057 |
| Net interest and dividend income | 10,756 | 10,829 | (73) | 10,220 | 536 |
| % Net interest margin (NIM) | 3.67 | 3.79 | | 4.18 | |

The Bank's consolidated interest and dividend income for the first quarter of 2009 amounted to Baht 15,511 million, dropping by Baht 692 million, or 4.27 percent, from the fourth quarter of 2008. This was due mainly to a Baht 796 million decrease in interest income from loans, equivalent to a 5.71 percent drop, following a downward adjustment in lending rates during the quarter, as well as lower loan extension. In the same direction, interest expense fell by Baht 619 million, or 11.52 percent, in the wake of a Baht 599 million decline in interest expense from deposits, equivalent to a 14.54-percent drop, along with a decrease in deposit rates during the quarter, as well as decreases in deposit outstanding. In the meantime, expense from long-term borrowing increased by Baht 281 million, following the Bank's subordinated debt issuances in December 2008. Regarding net interest margins, they fell to 3.67 percent for the first quarter of 2009, compared to 3.79 percent for the previous quarter.

When compared to the same quarter of 2008, our consolidated interest and dividend income rose by Baht 1,593 million, or 11.44 percent, owing mainly to an increase in interest income from loans of Baht 1,161 million. Meanwhile, interest expense increased by Baht 1,057 million, as a result of higher deposit costs and a rise in borrowing. However, our net interest margins dropped by 0.51 percent from 4.18 percent in the first quarter of 2008.

## ❑ Non-interest Income

The Bank's consolidated non-interest income for the first quarter of 2009 equaled Baht 5,671 million, down by Baht 803 million, or 12.40 percent, from the previous quarter. This was mainly

attributable to an over-quarter decrease in gains on investments totaling Baht 548 million, or 75.80 percent, in light of a high base of comparison after the Bank's profit-taking on bonds amid the favorable market in the final quarter of 2008. Moreover, fee and service income fell by Baht 366 million, or 7.97 percent, following a drop in fee income from loans along with the sluggish economic situation.

When compared to the same quarter of 2008, our consolidated non-interest income fell slightly, by Baht 90 million, or 1.56 percent, due particularly to a Baht 603 million decrease in gains on investments - equivalent to a 77.50-percent contraction - in tandem with higher gains from a sale of equity securities in the first quarter of 2008. However, fee and service income, as well as gains on exchange, rose by Baht 338 million and Baht 248 million, respectively.

- Non-interest Expense

The Bank's consolidated non-interest expense for the first quarter of 2009 totaled Baht 8,600 million, down by Baht 2,261 million, or 20.82 percent, from the previous quarter. This was mainly attributable to higher promotional and public relations expenditures along with business transactions recorded in the fourth quarter of 2008, wherein such expenditures and other expenses fell in the first quarter of 2009.

When compared to the same quarter of 2008, our consolidated non-interest expense increased by Baht 923 million, or 12.02 percent, following a Baht 441 million rise in personnel expense, in accordance with the growing number of staff, together with a Baht 257 million increase in premises and equipment expenses.

- Provisions for Doubtful Accounts and Losses on Debt Restructuring

For the first quarter of 2009, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 2,360 million, increasing by Baht 276 million over-quarter and by Baht 484 million over-year. These increases were mainly in response to the changing economic environment.

## 2.2 Financial Position Analysis



Units: Million Baht
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2%
6%
15%
8%
69%
5%
2%
12%
81%
1%
5%
6%
16%
72%
5%
2%
10%
83%
Dec. 31, 2008
Mar. 31, 2009
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities


### ❑ Assets

As of March 31, 2009, the Bank's consolidated assets totaled Baht 1,217,862 million, decreasing by Baht 85,692 million, or 6.57 percent, from the Baht 1,303,554 million at the end of 2008. The decline in our consolidated assets was attributed mainly to a Baht 122,922 million drop in interbank and money market items, equivalent to a 62.62-percent contraction, and a fall in loans. As of March 31, 2009, the Bank's consolidated loans amounted to Baht 877,142 million, down by Baht 26,866 million, or 2.97 percent, from the Baht 904,008 million reported at the end of 2008. The decrease was seen particularly in trade finance, promissory notes and overdraft loans, following the economic slowdown. In addition, the drop in our consolidated assets was caused by a decrease in cash, after, in the fourth quarter of 2008, the Bank had prepared extra cash to be ready for withdrawals during the New Year holiday, and received quite a large sum of deposits late in 2008.

Our net non-performing loans (Net NPLs) ratio to total loans, at the end of March 2009, equaled 1.85 percent, up compared to 1.47 percent at the end of 2008. Similarly, the gross NPL ratio to total loans was at 3.70 percent at the end of March 2009, rising compared to 3.09 percent at the end of 2008. The increases were caused by a drop in total loans.

Financial Ratios

(Units: Percent)

| Financial Ratios | Mar. 31, 2009 | Dec. 31, 2008 |
|---|---|---|
| Net NPLs to Total Loans | 1.85 | 1.47 |
| Gross NPLs to Total Loans | 3.70 | 3.09 |

Other assets – reporting a significant change from the previous quarter – included net investments. At the end of March 2009, net investments totaled Baht 188,826 million, rising by Baht 85,881 million, or 83.42 percent, over the end of 2008, due mainly to our liquidity management through asset allocations into government bonds carrying high yields.

Investments



Units: Million Baht
200,000
150,000
100,000
50,000
0
3,888
3,703
91,898
4,501
2,756
178,267
Dec. 31, 2008
Mar. 31, 2009
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities


## ❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, at the end of March 2009, equaled Baht 1,100,247 million, falling by Baht 89,645 million, or 7.53 percent, from the Baht 1,189,892 million at the end of 2008. Consolidated liabilities that had changed significantly from the previous quarter were:

- Deposits, as of March 31, 2009, totaled Baht 914,106 million, down by Baht 53,844 million, or 5.56 percent, from the end of 2008. This was mainly attributable to fixed-term deposits that came due.
- Borrowing, at the end of March 2009, was Baht 113,157 million, dropping by Baht 25,002 million, or 18.10 percent, from the end of 2008. This was due mainly to short-term borrowing that came due.

As of March 31, 2009, total consolidated shareholders' equity amounted to Baht 117,615 million, growing by Baht 3,953 million, or 3.48 percent, over the Baht 113,662 million at the end of 2008. This increase was the result of the Baht 3,800 million operating income for the first quarter of 2009, together with the Baht 150 million increase in revaluation surplus on investments.

### Relationship Between Sources and Uses of Funds

At the end of March 2009, the funding structure as shown in the Consolidated Financial Statement comprised Baht 1,100,247 million in liabilities and Baht 117,615 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.35. The major source of funds on the liabilities side was deposits, which equaled Baht 914,106 million, or 75.06 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.03 percent and 9.29 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of March 2009, loans totaled Baht 877,142 million, resulting in a loan-to-deposit ratio of 95.96 percent. As for the remaining liquidity, the Bank invested it in various selections of liquid assets, such as interbank and money market items, as well as investments in securities.

## 2.3 Capital Requirements and Credit Ratings

### Capital Funds

As of March 31, 2009, the Bank had capital funds of Baht 143,734 million, comprising Tier-1 capital equaling Baht 93,564 million, and Tier-2 capital equaling Baht 50,171 million. The capital adequacy ratio of the Bank amounted to 15.63 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

| Capital Funds ** | Mar. 31, 2009 | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|---|---|---|
| Tier-1 Capital | 10.17 | 9.84 | 10.76 | 10.33 | 10.35 |
| Tier-2 Capital | 5.46 | 5.21 | 3.68 | 4.01 | 3.72 |
| Total Capital Requirements | 15.63 | 15.05 | 14.44 | 14.34 | 14.07 |

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank. From December 2008 onwards, the Bank has begun to maintain regulatory capital by adopting the Standardization Approach (SA), in accordance with the BoT's Basel II principle. As for the capital funds before that time, the calculation was based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

| Capital Funds | Mar. 31, 2009 | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|---|---|---|
| Tier-1 Capital | 11.29 | 10.53 | 11.20 | 11.34 | 11.77 |
| Tier-2 Capital | 5.45 | 5.21 | 3.68 | 4.01 | 3.72 |
| Total Capital Requirements | 16.74 | 15.74 | 14.88 | 15.35 | 15.49 |

## ❑ Credit Ratings

At the end of March 2009, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of 2008. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

| Credit Ratings Agency | March 31, 2009 |
|---|---|
| Moody's Investors Service ** | |
| Foreign Currency | |
| Outlook | Negative |
| Long-term - Debt | n.a.* |
| - Deposit | Baa1 |
| Short-term - Debt/Deposit | P-2 |
| Subordinated Debt | Baa1 |
| Bank Financial Strength Rating (BFSR) | D+ |
| Outlook for BFSR | Stable |
| Domestic Currency | |
| Outlook | Stable |
| Long-term - Deposit | A3 |
| Short-term - Debt/Deposit | P-1 |
| Standard & Poor's ** | |
| Outlook | Stable |
| Long-term - Debt/Certificate of Deposit | BBB |
| Short-term - Debt/Certificate of Deposit | A-2 |
| Subordinated Debt (Foreign Currency) | BBB- |
| Bank Fundamental Strength Rating (BFSR) (Local Currency) | C |
| Fitch Ratings ** | |
| International Credit Ratings (Foreign Currency) | |
| Outlook | Negative |
| Long-term Issuer Default Rating | BBB+ |
| Short-term Issuer Default Rating | F2 |
| Subordinated Debt | BBB |

| Credit Ratings Agency | March 31, 2009 |
|---|---|
| Individual | C |
| Support | 2 |
| <u>National Credit Ratings</u> | |
| Outlook | Stable |
| Long-term | AA(tha) |
| Short-term | F1+(tha) |
| Subordinated Debt | AA-(tha) |

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

# 3. Operations of Core Businesses

## 3.1 Business Overview

In the first quarter of 2009, the Bank's core business encountered many challenges, due to an unfavorable business environment, particularly a more pronounced economic slowdown brought about by the world economic crisis and domestic political uncertainty. These negative factors not only hurt business confidence, but also adversely affected business operations of our corporate customers and income stability of retail customers, despite the government economic stimulus efforts. As a result, our banking businesses were impacted in many dimensions, including the sluggish customer demand for loans, and their lowered needs for risk management products that were dampened by reduced transactions in the country's international trades and investment. Meanwhile, competition among commercial banks remained intense because most commercial banks have shifted their targets to the affluent group of customers, such as corporate customers with growth potential, and retail customers in a high-income segment.

Realizing the challenges caused by the weakened economy, the Bank has placed emphasis on the developments of products, services and sales promotional activities that help maintain our competitiveness, while support the customers' business undertakings based on the needs of each customer segment. Of notes were our risk management services for international trade-related transactions, and cash management services with an aim to maximize returns on customers' liquidity, as well as activities and events organized to equip our customers with knowledge for effective adjustments of their businesses in times of economic difficulty. In addition, the Bank has revised and updated our competition and marketing strategies, with the aim to maintain our business leadership, while we have continually paid due attention to credit quality maintenance. The operations of the Bank relating to customers, products, as well as sales and service channels in the first quarter of 2009, are summarized below:

## 3.2 Customer Segments

- **Multi-Corporate Business**

  In order to help enhance customers' business liquidity, the Bank has continued to provide them financial support, including adjustments in the features of products and services, as well as their terms and conditions. At the same time, we have placed greater emphasis on risk management, but have still managed to strengthen our close relationships with customers by arranging activities to foster knowledge for some specific groups of customers, such as those in the energy business. Recreational activities, including a golf tournament, were also organized to enhance and maintain the good relationship between the Bank's executives and our valued customers.

- ## Large Corporate Business

Amid economic and commodity price uncertainties, the Bank has focused on providing services beyond the conventional banking sphere to include, for example, advisory services. These services are based on extensive studies and efforts to build thorough understanding of customers' industries and businesses. In order to strengthen customer competitiveness amid unfavorable economic conditions, the Bank organized seminars on value-based management for high-ranking executives of the customers' organizations, highlighting effective management procedures, and integration of relevant business information to create value-added for their businesses. In addition, we have adopted strategies to foster cordial relationship with the customers by arranging golf tournaments and knowledge-based activities, emphasizing the management of family-owned businesses and development of human resources. So doing is believed to help improve comparative advantages of our business customers in the currently intense competition, leading to their sustainable business operation in the long term.

- ## Medium Business

The Bank, in the first quarter of 2009, organized various promotional activities for our products and services. Of notes were nine seminars, aimed at providing knowledge and offering suitable products for our business customers nationwide, as well as helping them to handle today's economic slowdown more effectively. These seminars were also extended to cover our international business clients, including Japanese, Chinese and Korean entrepreneurs.

- ## Small and Micro Business

In the first quarter of 2009, the Bank developed new loan products and launched sales promotional campaigns for the Small and Micro Business segment, such as loans for the rental home and apartment business which targeted at small business operators. This product is a multipurpose loan with a repayment period of up to seven years. The maximum loan limit is as high as eighty percent of an entire project's value. In addition to loan products, the Bank launched a new sales promotional campaign, offering special privileges and incentives for customers applying for loans and life insurance products, as well as for customers setting L/I limits.

For other activities to promote the Bank's products and services, six seminars were arranged in Bangkok, Samut Sakhon, Chon Buri, Loei and Phrae. Aside from the Bank's product and service information presented during the seminars, knowledge and techniques to identify business opportunities amid the current economic crisis were also provided to our customers. Meanwhile, the Bank organized a Money Expo for Micro Business customers in Phitsanulok, with more than 2,000 visitors participating in the Expo. Moreover, fifteen and fifty-eight marketing activities were introduced for the Small and Micro Business customers, respectively.

- **Signature Segment**

With a strong determination to be one of the leading service providers in the high-end consumer market, the Bank, in the first quarter of 2009, launched special campaigns to offer products and services of the KASIKORNBANKGROUP, along with special privileges, tailored for potential customers who were not our customers at that time. These products and services have been presented by our well-trained relationship managers. In addition, the Bank has coordinated with the SME business division to jointly design marketing plans. We also participated in SME Care events, in order to create brand awareness among SME business customers and help upgrade potential middle-income customers to the signature segment. To achieve this objective, various marketing campaigns have been launched, particularly with the aim of increasing their investments in our deposit products, mutual funds, bill of exchange (B/E), as well as debentures.

- **Middle Income Segment**

The Bank continues to give priority to improving customers' satisfaction via our products and services, especially among middle-income customers. Our objective is to help increase the number of customers with the potential to move to a higher segment in the future, and to promote sales of banking products to this group of customers, as well as a size of their assets under our management. In order to achieve this goal, we have organized marketing activities to introduce products that best serve the needs of these customers, particularly mutual fund and credit card products. In addition, introduction to various KGroup products has been made to encourage more frequent usage among these customers, while other interesting services have been recommended to new customers through various activities. For example, we participated in a Money Expo, held at Pattaya, in order to present and reaffirm the KGroup's role as a financial institution with end-to-end service solutions. Our new products included K-Salary Benefits — a sales promotion consisting of special deposit products, housing loan and personal loans — which has been introduced to customers opening payroll accounts with KBank.

- **Mass Segment**

The Bank has adhered to our goal of becoming the main bank for customers in the Mass segment but having potential to be in the Middle Income segment in the future. Many marketing activities have been launched to introduce our electronic channels and mobile banking services to customers, especially twenty-four-hour e-banking services. In addition, the Bank has organized various activities to strengthen good relationships and bolster the corporate image of KGroup. Of note were events held to provide advices for new graduates in choosing their careers and making their financial plans. Also, products that best suit to different groups of target customers have been introduced, while the Bank continues to effectively manage our operating costs for the Mass segment.

## 3.3 Product Groups, and Sales and Service Channels

### 3.3.1 Product Groups

In the first quarter of 2009, the Bank continued to offer new products and services, as well as launch major sales promotional programs and public relations activities, as follows:

| | Details |
|---|---|
| Domestic Credit Product and Letters of Indemnity-Borrowing | Product Development and Service Enhancements<br>• Centralized L/I and Centralized P/N project has been implemented, which ranges from issuance and renewal of letter of indemnity (L/I) and promissory notes (P/N), payment of P/N, L/I confirmation and claims under L/I. The project not only helps create credit underwriting standards and controls for the Bank, as well as enhance our efficiency in L/I and P/N operational procedures ensuring faster and complete customer service delivery, but also improves our staff skills in providing professional and complete sales and services. |
| Trade Finance | New Products and Services<br>• New risk hedging services for import and export customers were provided in the first quarter of 2009 to help them withstand international trade volatility, amid the global economic and financial crisis. These services include Export L/C Discount without Recourse, which provides protection in the case of payment default from overseas trading partners. To reduce our risks from engaging in such transactions, we will sell our export L/C to our correspondent banks. |
| Cash Management | New Products and Services<br>• K-Corporate Payment Card, which was officially launched on February 3, 2009, features smart cards enabling a B2B payments in place of cheque or cash payments for KBank corporate customers, plus SMS alert services. Customers can, therefore, be assured of faster, more convenient and secure transactions. KBank is the first bank in Thailand to provide this innovative payment solution for corporate clients' business networks. So far, three companies have signed up for the service, while the Bank plans to expand the service to a larger group of customers to ensure thorough service delivery.<br>• K-Corporate B/E (Flexible) was introduced by the Bank to help corporate customers achieve highest efficiency in their cash management with low risk plus high return on their investment, meeting their needs for liquidity management. This K-Corporate B/E (Flexible) guarantees interest payment upon the three-month maturity of the B/E. In case of an early redemption, customers are still entitled to interest payment, in |

| | Details |
|---|---|
| | accordance with the deposit period starting from a seven-day tenor. For conventional B/E, customers who redeem their B/E early shall not receive any interest, or shall be subject to payment at savings deposit rate only. Apparently, K-Corporate B/E (Flexible) is the first of its kind in Thailand that ensures greater flexibility of B/E products, effectively meeting the needs of customers.<br>Major Sales Promotional Programs and Public Relations Activities<br>• SMEs Buffet program was re-launched in the first quarter of 2009, after the successful launch of such a project last year. For greater flexibility in meeting the diverse needs of customers, the program's terms and conditions have been adjusted through an offering of three different price packages on monthly fee payments.<br>• Payroll Salary Benefits program was launched to offer benefits to companies, as well as their employees, using KBank payroll services. This is the first service of its kind that provides benefits to employees of participating companies, which helps bolster the Bank's competitiveness. |
| Securities Services | Product Development and Service Enhancements<br>• Expansion of the customer base of our custodial services: We have extended the customer base of our custodial services to include new customers from life and non-life insurance, as well as educational institution businesses, resulting in an increase of more than Baht 100 billion in assets under management for our custodial services.<br>• Improvements of our custodial services for private funds: The Bank has improved our custodial services for private funds to better accommodate the needs of investors who have shown more interests in investing in foreign securities, especially on those linked with gold and oil, in addition to serving foreign institutional investors investing in Thai securities. |
| Bancassurance | Competition and Operational Strategy Adjustments<br>• Selection of core products for market expansion: In light of the current economic downturn that has led us to adopt a more cautious stance in credit extension, the Bank has given higher priority to expanding fee-based income. In achieving this objective, we continued to offer "PERFECT Business Smart" as our core product, for both new and existing customers. We also offer "PERFECT Business Plus", featuring life insurance with a short-term savings plan, and "PERFECT Business Secure", featuring life-time life insurance, all of which have grown in importance to our market expansion. |

| | Details |
|---|---|
| | Product Development and Service Enhancements<br>• Personnel development: We have placed emphasis on personnel development through training program for our marketing teams with the use of curriculum jointly developed by the Bank and our Preferred partners to enhance our service efficiency.<br>• Revision of the criteria for collateral acceptance: The Bank has revised the criteria for accepting collateral to ensure greater convenience for our customers, in addition to higher efficiency in our bancassurance service expansion. |
| Corporate Finance | Product Development and Service Enhancements<br>• Funding arrangement services: We have provided funding arrangement services for customers via debentures, syndicated loans and short-term B/E, in addition to financial advisory services for customers' fund mobilization, and financial structure.<br>• Debenture trading in the secondary market: We continue to place a focus on debenture trading in the secondary market, providing liquidity for both issuers and investors in the bond market, as well as enhancing investment options for investors who seek higher return at minimal risk.<br>• Sales of new products: The Bank is selling a new switchable B/Es product with an option for both investors and issuers in switching between fixed and floating rates. The product has received overwhelming response from investors. |
| Risk Management Products | New Products and Services<br>• A new Option product was introduced, as an alternative risk management tool for customers facing foreign exchange risks, which has also helped increase fee-based income for the Bank.<br>Product Development and Service Enhancements<br>• Risk management products for foreign exchange, interest rate and commodity price risks: For foreign exchange risk management products, the Bank continues to offer suitable products meeting the needs of customers. Products of note include forward contracts provided to importers that have encountered highly volatile foreign exchange rates, plagued by the ongoing global economic and financial crisis. We also offer interest rate swap products for some long-term project finance customers, who expect that the interest rates might bottom out soon. Because of this expectation, these customers opted to fix interest rates below the current market rates, waiting for the Bank to execute the transaction when the interest rates reach satisfactory levels. In light of an uptrend in commodity prices, commodity consumers have shown significantly higher demand for our risk management products to hedge against volatility in commodity prices, especially |

| | Details |
|---|---|
| | energy, base metals and precious metals, allowing them to control their costs more efficiently. At the same time, long-term sub-contractors have also locked in raw material prices, through the purchase of the Bank's commodity price risk management products with an aim of minimizing possible volatility of their income.<br><br>However, the Bank recorded lower fee-based income from our risk management products in the first quarter of 2009, especially foreign exchange risk products, in line with lower transaction volume. This was consistent with the decline in the country's international trade and investment transactions amid the global crisis. |
| K SME Care | Product Development and Service Enhancements<br>Business operations under the K SME Care program in the first quarter of 2009 focused mainly on the area of education. In summary:<br>• Preparation for new training courses: The Bank has prepared to organize another three training courses under the "Sustainable Management Enhancement Program for SME Entrepreneurs", with a total of more than 2,400 participants across the country in 2009. The courses will be offered, in cooperation with 12 universities nationwide, including five new leading universities, i.e., Walailak University, Udon Thani Rajabhat University, Nakhon Sawan Rajabhat University, Prince of Songkla University (Phuket and Surat Thani campuses) and Burapha University (Bang Saen and Chanthaburi campuses). The Bank has also prepared to develop a new curriculum, focusing on fostering creative thinking and innovations to ensure efficient adjustments of participating entrepreneurs, amid the economic slowdown.<br>• K SME Care Knowledge Center, the first of its kind in Thailand, has been established at Chamchuri Square Tower. This center aims to serve as a one-stop knowledge center to promote learning among SME entrepreneurs and to provide advisory services for their business operation. Customers can acquire knowledge via 3 main venues, including: (1) "Business Intelligence" which provides comprehensive business information database for entrepreneurs; (2) "Business Training", focusing on enhancing SME business potential through seminars, training and other beneficial activities, and; (3) "Business Network", where various activities are held among SME entrepreneurs to strengthen their business networks. Of notes include our business matching forum enabling SME proprietors to seek new business partners, in addition to online business matching at the Bank's website, www.ksmecare.com, to build their business networks. |

| | Details |
|---|---|
| Consumer Loans | New Products and Services<br>• K-Home Loan Online was launched on February 18, 2009, as an added service channel for K-Home Loan, especially among new KGroup customers. Preliminary approval results for mortgage loan applications can be checked instantly via websites of KBank and leading property developers which are our business allies. Customers will also be entitled to our home loan advisory services together with onsite documentation under our K-Home Loan Delivery product.<br>Competition and Operational Strategy Adjustments<br>• Marketing strategy adjustments: In the midst of the economic slowdown and downward trend of interest rates, pricing competition has become prevalent to win a larger market share. To cope with the situation, the Bank has adjusted our competition strategies, by actively organizing marketing activities since the first quarter of 2009 to promote our home loans, such as exhibition booths at special events and fairs both in Bangkok and other major provinces, in addition to promotion activities and benefits under cooperation with our business allies. Regarding our unsecured personal loans, the Bank has introduced this product to company employees using our payroll services, through exhibition booths, by offering superior loan conditions, as well as product bundling with our K-Home Loans and K-Credit Cards. |
| Credit Cards | Competition and Operational Strategy Adjustments<br>• Marketing strategy adjustments: To increase applications for credit cards, especially the co-branded Carrefour-KBank Credit Card which was launched in the final quarter of 2008, and to encourage credit card spending among KBank platinum cardholders, who have higher purchasing power and less sensitive to the economic downtrend, we have launched various sales promotional programs. Programs of note included mileage redemption and extra point accumulation from spending in department stores. As a result, the Bank has achieved higher growth in credit card spending than the industry's average. For the second quarter of 2009, we plan to launch additional sales promotional activities to spur credit card spending, especially on traveling during tourism festivals.<br>• Credit quality control: Amid the currently high economic uncertainty, we have put greater efforts toward preventing loan delinquency which have been rising over the fourth quarter of 2008. These efforts included the close monitoring of customers' payment records, as well as debt repayment alert, prior to the due date. |

| | Details |
|---|---|
| | Product Development and Service Enhancements<br>• Expansion of card-accepting merchant services: To increase the number of participating merchants, the Bank, in cooperation with the Suvarnabhumi Taxi Cooperative, has launched a service for taxi fare payment acceptance via credit cards. Wireless EDC machines have been installed in taxis. We have also approached prospective merchants for JCB card acceptance, in order to broaden our JCB card service network. The system test is now being undertaken, which is expected to be officially implemented in the second quarter of 2009. |
| Deposits and Fee-based Income | Competition and Operational Strategy Adjustments<br>• Operational strategy adjustments to cope with heightened economic risks: In doing so, the Bank has shortened the time span of our marketing promotional programs, or special interest rates offered to customers, by taking into account possible changes in interest rate directions, as well as our deposit costs.<br>Product Development and Service Enhancements<br>• Expansion of e-banking service channels: As part of our efforts to expand the e-banking service channel, the Bank has increased the number of tutoring centers participating in real-time e-payment for educational expenses, as well as payment channels at K-Cyber Banking and K-MOBILE BANKING ATM SIM, in addition to KBank teller counters.<br>Major Sales Promotional Programs and Public Relations Activities<br>• Sales promotional activities for "Taweesup Special Fixed Deposit" and "Ready-to-use Time Deposit" were organized at KBank branches nationwide from January 23 to March 15, 2009. These products offer some added benefits, on top of attractive interest rates. |
| Mutual Fund Business | New Products and Services<br>• New mutual fund issuances: In the first quarter of 2009, the Bank, in cooperation with KAsset, issued a number of new mutual funds, including six fixed-income funds which invest in South Korean government bonds to minimize risk related to credit ratings amid the currently high economic uncertainty.<br>Major Sales Promotional Programs and Public Relations Activities<br>• Sales promotional programs: The Bank has organized many sales promotional programs, including free fuel coupons for purchases of K-Treasury and K-Money funds, and setting a precise period for purchase of LTFs and RMFs with K-Credit Card to stimulate sales volume. |
| Bancassurance | New Products and Services<br>• Pro Saving 410, which offers ten-year coverage with insurance premium payments for only four years, plus annual cash benefits. |

| | Details |
|---|---|
| | • Pro Life 90/5, featuring a whole life insurance product with life protection coverage at 100 percent of the sum insured until the insured's age reaches ninety. Premium payment period is five years, while annual cash benefits are offered at one percent of the sum insured.<br>Product Development and Service Enhancements<br>• Documentation process improvements: We have streamlined the documentation process, especially for insurance applications and related documents, to enhance flexibility and convenience of document delivery between KBank staff.<br>Competition and Operational Strategy Adjustments<br>• Adjustments in product offering strategy corresponding to changes in the economic situation and consumer behaviors: Amid the economic downtrend and financial institutions' stricter mortgage lending practices, our Mortgage Reducing Term Assurance (MRTA) has been affected somewhat, as some customers opted for reducing the protection coverage period to save on their premiums. In order to meet the changing needs of customers, we have chosen to offer our "Pitaksin-Care" life insurance products, featuring a wide range of protection coverage periods, shorter than their loan terms, which help prevent customers from having to withdraw cash prior to the policy's maturity date. |

### 3.3.2 Sales and Service Channels

In the first quarter of 2009, we have continued to expand and improve our sales and service channels as follows:

• Branch Network

In the first quarter of 2009, the Bank opened twenty-six new branches evenly distributed in the metropolitan and upcountry areas to ensure thorough services to customers, bringing the total to 688 branches nationwide. Our branches have been designed to match different target customers and their needs at each location.

• Foreign Exchange Booths

The Bank, in the first quarter of 2009, set up nine new foreign exchange booths, mainly located at major tourist attractions in the upcountry area, bringing the total to eighty-five booths. Meanwhile, eight mobile booths were put into service for use at trade fairs and other events, further enhancing customers' convenience.

• International Trade Service Offices

At the end of the first quarter of 2009, our International Trade Service Offices totaled fifty-five offices.

• Cheque Direct Service Offices

At the end of the first quarter of 2009, our Cheque Direct Service Offices totaled twenty offices.

• Corporate Business Centers

At the end of the first quarter of 2009, our Corporate Business Centers totaled twelve centers.

• SME Business Centers

In the first quarter of 2009, the Bank opened seven new SME Business Centers, targeting the Medium Business segment. At the same time, eleven and five new SME Business Centers for Small and Micro Business segments were also opened, respectively, bringing the total to 170 centers nationwide.

• K-Contact Center

In order to accommodate business expansion within KGroup and with our Preferred partners, the Bank has introduced new services and enhanced the service potential of our K-Contact Center. All of our efforts are down with the aim of providing customers with greater convenience, fulfilling their financial needs more responsively.

- Service Development: The Bank has organized nine marketing promotional programs for our target customers, involving product recommendation and advisory services, as well as relationship-based telesales, such as recommending a variety of credit cards to our payroll or target customers, and offering tax-saving products. The programs have received overwhelming response from customers, as evidenced from more than fifty percent of approached customers having signed up for our services. Along with this, we have continued with our Customer On-Boarding program, aimed at providing advice on our products and encouraging customer spending, in addition to accepting suggestions from deposit and credit card customers. Apparently, ninety-seven percent of target customers were interested in our offer, and more than seventeen percent applied for additional services.
- <u>Service Quality and Efficiency Development</u>: To enhance our e-mail service potential, we have revised our service level agreement, where our staff are required to respond via e-mail to customers' requests within one hour, instead of four hours as required previously. The new operational hours for the e-mail service channel have been widened to 8.00-21.30 hrs., from 8.00-18.00 hrs previously. Emphasis has also been placed on the accuracy and speed of our staff, in response to the needs of customers more effectively.

In the first quarter of 2009, the volume of customer service utilization via all service channels of K-Contact Center increased over the same period of 2008. Staff person-to-person service and other channels (excluding telephones) rose fourteen and sixty-five percent, respectively. An after-service survey or "Voice of the Customer" program showed that the customer satisfaction rate was ninety-six percent, above the target of eighty-eight percent.

- Electronic Banking Services

Our electronic banking services are provided through four main channels, including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATMs

As of the end of the first quarter of 2009, the number of the Bank's ATMs came to 5,591 units, up from 5,102 units as of the end of 2008.

1.2 K-CDMs

The Bank's Cash Deposit Machines, as of the first quarter of 2009, totaled 769 units, up from 707 units at the end of 2008.

1.3 K-PUMs

The Bank's Passbook Update Machines, as of the first quarter of 2009, totaled 706 units, up from 699 units at the end of 2008.

2. Internet Banking

2.1 K-Cyber Banking

At the end of the first quarter of 2009, the number of individual customers using the Bank's K-Cyber Banking service increased twelve percent over the end of 2008. Meanwhile, the Bank has continually developed K-Cyber Banking through various dimensions, including upgrades of the data storage system for financial transactions conducted via our sales and service channels. This upgraded system enables customers to check their transaction status of accounts linked to our K-Cyber Banking service on the same-day basis, while the period for scheduling advanced alerts is now extended to up to twelve months. We have also developed the system to accommodate reservations and payment for educational expenses with tutoring centers via K-Cyber Banking, K-MOBILE BANKING ATM SIM, as well as KBank teller counters.

2.2 K-BizNet

The number of customers using our K-BizNet service for small businesses, as of the end of the first quarter of 2009, rose seven percent over the 2008 year-end.

3. K-MOBILE BANKING

In the first quarter of 2009, the Bank set up booths to promote K-MOBILE BANKING service among KGroup staff at our three main branch offices, and to introduce our new K-MOBILE BANKING PLUS, which is expected to be officially launched in the second quarter of 2009. We have, at the same time, organized marketing activities to offer and accept applications for the K-MOBILE BANKING service at trade fairs and other events.

3.1 K-MOBILE BANKING SMS (previously K-mBanking)

To provide greater convenience and user friendliness for mobile top-up, the Bank has added a function for airtime refilling across networks by typing new keywords that are easier to remember.

3.2 K-MOBILE BANKING ATM SIM (previously ATM SIM)

We have developed the system to accommodate reservations and educational expense payments with tutoring centers via K-MOBILE BANKING ATM SIM and K-Cyber Banking, in addition to KBank teller counters. Documents related to money transfer, or bill payments via K-MOBILE BANKING ATM SIM can now be printed out for verification from the Bank's website.

3.3 K-MOBILE BANKING PLUS

K-MOBILE BANKING PLUS features a new form of mobile banking service via a specific computer program running on internet-enabled mobile phones in GPRS/EDGE/3G systems of three major networks. In the initial stage, services provided via K-MOBILE BANKING PLUS include balance inquiry, money transfer and bill payment. This new service was introduced to KGroup staff during special sales promotional events in March 2009, while special privileges and benefits were offered to staff who applied for and conducted money transfer or bill payment via the K-MOBILE BANKING PLUS service in these events.

4. K-Payment Gateway

To enhance convenience and efficiency for our participating merchant customers, the Bank has developed related online systems of K-Payment Gateway, in addition to improvements of our internal operations and corrections of erroneous transactions. Developments of note included reimbursements, reporting system, data receiving and transmitting systems, and an Activation During Shopping system for K-Credit Cards.

In recognition of our efforts to develop our core businesses in every dimension, we have been widely honored with many prestigious awards and other marks of recognition during the first quarter of 2009. They include:

- Best Bond House, Dealer of the Year, Top Underwriter, Deal of the Year and Best Sales of the Year for 2008, granted by the Thai Bond Market Association in the first quarter of 2009.
- Asia Pacific Renewable Deals of the Year for 2008 from *Project Finance* magazine
- Project Finance Deal of the Year in Asia for 2008 from *The Banker* magazine
- Excellence in Mortgage Business and Excellence in Mobile Phone Banking, in recognition of our K-MOBILE BANKING ATM SIM from *The Asian Banker* journal. KBank was the only Thai commercial bank in Asia that won these prestigious awards at the regional level.
- Domestic Top Rated Rating under a customer satisfaction survey conducted by *Global Custodian* magazine among customers using domestic custodial services worldwide. This rating reflected higher scores than the global average. In 2008, the Bank also received the highest scores in Domestic category in the Thai custodial service market.

## 3.4 Financial Position

### ❑ KASIKORNBANK's Loans and Deposits

KASIKORNBANK's Loans Classified by Business and Product Groups

(Unit: Million Baht)

| | Mar. 31, 2009 | | | Dec. 31, 2008* | | |
|---|---|---|---|---|---|---|
| | Corporate Business | SME Business | Retail Business | Corporate Business | SME Business | Retail Business |
| Loans | 282,797 | 335,938 | 142,746 | 307,221 | 342,826 | 141,436 |
| Domestic Credit Loans | 215,326 | 316,281 | | 226,587 | 321,798 | |
| Trade Finance Loans | 66,009 | 19,657 | | 79,532 | 21,028 | |
| BIBF Loans | 1,462 | | | 1,102 | | |
| Housing Loans | | | 114,021 | | | 112,046 |
| Credit Card Loans | | | 19,543 | | | 20,505 |
| Consumer Loans | | | 9,182 | | | 8,885 |

Note: * Revised to reflect regrouped customers.

Regarding the Bank's loans classified by business and product groups, a decrease in the Bank's total loans, as of the end of March 2009, was led by a Baht 24,424 million decline in Corporate Business loans to Baht 282,797 million at the end of March 2009, from the Baht 307,221 million seen at the end of 2008 - representing a 7.95-percent contraction. This drop in Corporate Business loans

was mainly from trade finances following the global economic slowdown. In the meantime, SME Business loans also showed a fall of Baht 6,888 million to Baht 335,938 million, from the Baht 342,826 million at the end of 2008, equivalent to a 2.01-percent decrease, particularly from domestic credits in the hardware, agricultural and construction material industries. In contrast, gains in Retail Business loans totaled Baht 1,310 million to Baht 142,746 million, from Baht 141,436 million at the end of 2008, equivalent to a 0.93-percent growth, due mainly to an increase in housing loans.

KASIKORNBANK's Deposits

(Units: Million Baht)

| | Percent of Total Deposits | Deposits | | Change | |
|---|---|---|---|---|---|
| | | Mar. 31, 2009 | Dec. 31, 2008 | Million Baht | Percent |
| Total Deposits | 100.00 | 915,059 | 968,788 | (53,729) | (5.55) |
| Current Accounts | 5.28 | 48,345 | 47,648 | 697 | 1.46 |
| Savings Accounts | 47.91 | 438,373 | 443,211 | (4,838) | (1.09) |
| Fixed-Term Deposit Accounts | 46.81 | 428,341 | 477,929 | (49,588) | (10.38) |

As of March 31, 2009, total deposits - comprising deposits of our corporate, SME, and retail business customers - equaled Baht 915,059 million, down by Baht 53,729 million, or 5.55 percent, compared to the Baht 968,788 million seen at the end of 2008. This was mainly the result of decreases in fixed-term deposit accounts that came due, while the Bank had introduced other high-yield saving alternatives for customers.

## 3.5 Treasury Operations

### ❑ Operating Environment

The world economy remained in the doldrums, as evidenced from the labor market indicators and asset prices, especially stock indices and house prices, which were on the ebb. The tight credit condition still persisted. Central banks and authorities worldwide have embarked on several policy initiatives to jump start their economies. The U.S. Federal Reserves (Fed), in particular, resolved to maintain its policy interest rate (Federal Funds Rate) at 0.00-0.25 percent in its first two meetings of the year, in the first quarter of 2009. The Fed also agreed to inject liquidity under the unconventional quantitative easing policy framework, particularly through the purchase of more Agency Mortgage-Backed Securities, extension of limits for the purchase of securities issued by the housing-related Government Sponsored Enterprises, and purchase of long-term bonds issued by the U.S. Department of the Treasury.

Aside from the negative external factors that badly affected global trade volumes, investors' confidence was also hurt by the economic slowdown at home and lingering political uncertainty. These adverse conditions wore down domestic purchasing power and private spending despite

various economic stimulus efforts by the Thai government. In response to this greater economic risk, Thailand's Monetary Policy Committee (MPC) resolved to cut the one-day repurchase rate continuously by 0.75 percent and 0.50 percent in the first two meetings of the year on January 14 and February 25, 2009, respectively. Thailand's MPC rate dropped consequently, from 2.75 percent by the end of 2008 to merely 1.50 percent by the end of March 2009, leading to the downward trend for the domestic market interest rates.

## ❑ Business Operations in the First Quarter of 2009

Amid the changing business environment mentioned earlier, the Bank continued our cautious management of liquidity and interest rate risks, in response to the changing market conditions. Although many leading firms and financial institutions around the globe went bankrupt as a result of the widespread credit crisis and economic slowdown, the Bank's foreign investment portfolio had not experienced any adverse effects thereof, due to our prudent risk analysis for investments. KASIKORNBANK had, in fact, significantly reduced our foreign investment portfolios since mid-2007. Relevant parties had monitored all risks involved, while investment opportunities were constantly reviewed and updated. Since the end of 2007, the Bank has prepared sufficient liquidity for business undertaking in order to cushion any impacts from market volatility amid greater risks incurred from the global economic downturn.

KASIKORNBANK also paid due attention to the ongoing development of the private repurchase market (Private Repo), thus enabling the Bank to hold the fourth-highest market share, or eleven percent of the overall market value or Private Repo transactions, recording a one-fold increase in 2008, as reported by the Thai Bond Market Association.

## ❑ Financial Position

For the first quarter of 2009, the total investments of treasury operations (banking book) averaged Baht 281,675 million, increasing by Baht 119,832 million, or 74.04 percent, compared to the fourth quarter of 2008. Investments in the money market accounted for 47.83 percent of the total investments, while investments in the capital market accounted for the remaining 52.17 percent.

Treasury Operations' Income

(Units: Million Baht)

| Income Structure of Treasury Operations (Banking Book) | Percent of Total Income | Q1-2009 | Q4-2008 | Change | |
|---|---|---|---|---|---|
| | | | | Million Baht | Percent |
| Interest and Dividend Income * | | | | | |
| Interbank and money market items ** | 39.30 | 711 | 693 | 18 | 2.60 |
| Investments | 60.70 | 1,098 | 890 | 208 | 23.37 |
| Total | 100.00 | 1,809 | 1,583 | 226 | 14.27 |

Note: * The figures above are managerial figures.

** Including loans.

In the first quarter of 2009, we earned total interest and dividend income of Baht 1,809 million from our treasury operations (banking book), rising by Baht 226 million, or 14.27 percent, from the final quarter of 2008. This was mainly due to a significant increase in the size of assets under management, while returns on investments dropped in tandem with the BoT's policy rate.

# 4. Risk Management and Risk Factors[1]

## 4.1 Credit Risk Management

To ensure an effective response against the increased economic risk, the Bank, in the first quarter of 2009, continued to develop and improve our credit risk management in different dimensions. To summarize:

- Loan portfolio management: The Bank has established a loan target for each industry, specified special-watch industries, conducted stress tests under different economic scenarios, as well as proceeded with credit risk analysis and identification for each industry and individual customer. These efforts help enhance the Bank's credit extension and quality control, while credit monitoring has been carried out closely.
- Credit approval for new customers: In addition to the risk-adjusted customer screening criteria, the Bank has adopted more cautious criteria for pre-screening of customers in each industry, credit underwriting, and credit extension volume for special-watch and high-risk industries. These had been used as the tools and guidelines for credit-related officers to ensure higher efficiency in their credit underwriting and credit quality control.
- Existing-customer relationship management: The Bank has continued to monitor, review and revise the structure of customers' credit limits to be in line with their business conditions and cash flows. In addition to adopting a more cautious stance towards credits extended to export-oriented industries, especially automobiles, electrical appliances, electronics, gems, hotels and real estate - all hard-hit by the global economic crisis - we have exercised greater prudence in approving long-term loans for production expansion. Moreover, the Bank has shifted our focus to industries mainly reliant upon the domestic market and export-related industries, still having high potential in times of economic difficulty. Working capital has been provided to customers in these industries, especially those with clear objectives for credit uses, and can be verified by our staff. We also developed early warning signs for customers, including their spending behaviors, debt repayment records, as well as industry situations and their business performances. Stress tests have been

[1] The details of Overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus the 'Basel II' Capital Accord, and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2008.

undertaken as a preemptive action to ensure that any problem, if one occurs, would be solved in a timely manner.

- Credit quality monitoring and control: To avoid an event of defaults in any customer segment, the Bank has adopted a debt monitoring process with increased efficiency and speed. For retail customers with a risky credit use records, debt collection would start on the first day of late payments. Meanwhile, the debt collection process for medium and large business customers will begin right after the detection of any negative signs in their respective businesses. The Bank, in addition, revised the debt collection and recovery processes for K Companies to ensure the consistency of policy direction.

- Outstanding Loans

As of March 31, 2009, the Bank's consolidated outstanding loans stood at Baht 877,142 million, falling by Baht 26,866 million, or 2.97 percent, from Baht 904,008 million at the end of 2008.

As of March 31, 2009, 60.24 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 53,306 million, or 6.10 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 543,627 million, or 62.20 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 37.80 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 57.99 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Credit Amount
As of March 31, 2009
As of December 31, 2008
Less than 20 MB
Over 20 MB
39.76
60.24
39.25
60.75
Type of Customer
As of March 31, 2009
As of December 31, 2008
Business entities
Individual
62.20
37.80
63.02
36.98
Credit Maturity
As of March 31, 2009
As of December 31, 2008
Less than or equal to 1 year
Over 1 year
57.99
42.01
59.79
40.21
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March 2009 and December 2008, is depicted in the following:

The Bank's Consolidated Lending Portfolio
(including Accrued Interest Receivables)


As of March 31, 2009
Others
10.09%
Agricultural & Mining
2.87%
Housing Loans
13.45%
Utilities & Services
9.89%
Real Estate &
Construction
6.94%
Manufacturing & Commerce
56.69%


As of December 31, 2008
Others
10.73%
Agricultural & Mining
2.79%
Housing Loans
12.82%
Utilities & Services
9.31%
Real Estate &
Construction
6.73%
Manufacturing & Commerce
57.62%

- Non-performing Loans

As of March 31, 2009, the Bank's consolidated NPLs stood at Baht 34,834 million, equal to 3.69 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 31,861 million, accounting for 3.38 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter increase. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2009 | Dec. 31, 2008 |
|---|---|---|
| The Bank's consolidated NPLs | 34,834 | 33,686 |
| Percent of total outstanding credit, including that of financial institutions | 3.69 | 3.09 |
| The Bank-only NPLs | 31,861 | 30,630 |
| Percent of total outstanding credit, including that of financial institutions | 3.38 | 2.81 |

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of March 31, 2009, the Bank's consolidated net NPLs stood at Baht 17,064 million, equal to 1.84 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 14,989 million, accounting for 1.62 percent of the total outstanding credit, including that of financial institutions, which represents an over-quarter increase. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2009 | Dec. 31, 2008 |
|---|---|---|
| The Bank's consolidated net NPLs | 17,064 | 15,712 |
| Percent of total outstanding credit, including that of financial institutions | 1.84 | 1.47 |
| The Bank-only net NPLs | 14,989 | 13,591 |
| Percent of total outstanding credit, including that of financial institutions | 1.62 | 1.27 |

In the first quarter of 2009, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 22,714 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 22,698 million. The details of debt restructuring and losses from debt restructuring as of the end of March 2009 and 2008 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2009 | Mar. 31, 2008 |
|---|---|---|
| Debt restructuring of the Bank and subsidiary companies | 22,714 | 8,267 |
| Losses from debt restructuring | 1,012 | 414 |
| Debt restructuring of the Bank only | 22,698 | 8,184 |
| Losses from debt restructuring | 1,012 | 391 |

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of March 31, 2009, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 30,597 million. This amount was equivalent to 132.16 percent of the level required by the BoT. As for Bank-only allowances for doubtful accounts and revaluation allowance for debt restructuring, the amount stood at Baht 29,337 million, which was equivalent to 129.81 percent of the level required by the BoT.

- Foreclosed Properties

As of March 31, 2009, the Bank's consolidated foreclosed properties had a cost value of Baht 16,116 million, accounting for 1.32 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,676 million, accounting for 1.04 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties were at Baht 1,578 million, equivalent to 9.79 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,229 million, representing 9.69 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of March 2009 and December 2008, are shown below:

Foreclosed Properties

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2009 | Dec. 31, 2008 |
|---|---|---|
| Consolidated foreclosed properties | 16,116 | 16,135 |
| Percent of total assets | 1.32 | 1.24 |
| Allowances for impairment of consolidated foreclosed properties | 1,578 | 1,743 |
| Percent of consolidated foreclosed properties | 9.79 | 10.80 |
| Bank-only foreclosed properties | 12,676 | 12,616 |
| Percent of total assets | 1.04 | 0.97 |
| Allowances for impairment of Bank-only foreclosed properties | 1,229 | 1,387 |
| Percent of Bank-only foreclosed properties | 9.69 | 10.99 |

- Phethai Asset Management Company Limited

As of March 31, 2009, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,324 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

| Quarter Ending | Mar. 31, 2009 | Dec. 31, 2008 | Sep. 30, 2008 | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|---|---|---|
| Phethai Asset Management Company Limited | | | | | |
| Cumulative loans resolved/restructured | 72,324 | 72,294 | 72,100 | 71,761 | 71,510 |
| Percent of the total initial unpaid principal balance | 98.00 | 98.00 | 97.00 | 96.96 | 96.62 |

## 4.2 Liquidity Risk Management

In the first quarter of 2009, amid the continued economic contraction from late 2008, as evidenced from weaker indicators of major economies, the Bank faced higher risks in our operations, especially credit and market risks. This led to consequential risk, particularly liquidity risk. As a result,

we revised our early warning signs and guideline levels for the early warning system to better match the current economic circumstances, our business direction, as well as changes in financial markets through which the Bank manages our liquidity. These efforts have not only helped the Bank to brace for the heightened economic risks and handle any liquidity problems in a timely and more efficient manner, but also promoted effective communications among business units relevant to the liquidity risk of the Bank.

## 4.3 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of March 31, 2009, the Bank's contingent obligations were Baht 104,741 million, compared to Baht 102,209 million at the end of December 2008.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for hedging risks from exchange rates, interest rates, as well as securities prices. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of March 31, 2009, the Bank had foreign exchange contracts on the purchase side of Baht 305,132 million, with Baht 324,998 million on the sales side, compared to Baht 370,011 million and Baht 380,317 million, respectively, at the end of December 2008. In addition, the Bank had interest rate contracts on the purchase side of Baht 672,526 million and Baht 672,072 million on the sales side, compared to Baht 633,826 million and Baht 633,372 million, respectively, at the end of December 2008.

- Risks Related to Capital Adequacy

As of March 31, 2009, the Bank's capital adequacy ratio was at 15.63 percent, which is significantly above the BoT minimum requirement of 8.50 percent. To ensure that our current capital level is prudently sufficient to absorb any possible impacts from changes in economic situations and BoT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

## 5. Operations of Support Groups

- Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In the first quarter of 2009, the Bank revised and upgraded our human resource management, in accordance with the changing economic conditions of the country, as a means to enhance operational efficiency of the KASIKORNBANKGROUP. On top of skill development and learning management under the Training Roadmap, including regular learning courses, the Bank also made progress on some initiatives, comprising:

- Performance Management: The Bank adjusted our People Management Goals in line with the intensified competition in business undertakings and our business expansion plan. Emphasis was placed on personnel retention. To ensure practical implementation under personnel retention, the Bank has urged our middle-level managers to set retention targets for high-potential personnel — being the top twenty percent of personnel — and focused staff. Revision of some deliverable guidelines for personnel retention, showing retention effort, were also required for these managers, based on the 360-degree feedback management tool and observation of personnel retention behaviors among executives.
- Recruitment: In the first quarter of 2009, the Bank recruited 978 new staff, in response to KBank's business expansion plan. The Bank also participated in the Career Exhibition 2009, during March 13-15, 2009, at which 9,620 candidates applied for employment at KBank.
- Labor Relations: The Bank has expanded communication channels with KBank staff, especially in the communications of certain strategic projects which would trigger significant changes in the quality of life and working environment among employees. These included:
  - *K-Transformation Project*: Progress of the project has been disseminated via printed media in the third week of each month, reporting progress of the project implementation.
  - *Inauguration of the Chaeng Watthana Building*: The Bank organized several activities to communicate all necessary information on our new Main Office Building at Chaeng Watthana, one of the country's most "green" building (eco-friendly), to facilitate the relocation process and to create pride in the new building among our employees.

- ## IT Security Policy and Infrastructure

In the first quarter of 2009, the Bank reviewed the IT Security Policy, in compliance with a Royal Decree for Control of Electronic Payments Service B.E. 2551 (2008). This new regulation governs the transfer of legitimate holding of cash, or the transfer of right for cash withdrawal or deduction of funds from a deposit account of a service recipient, opened with the service provider, through electronic channels, either wholly or partially. KASIKORNBANK, as a service provider in electronic payments, will have to prepare all services in strict compliance with the criteria and regulatory requirements, before applying for the electronic payments service license.

- ## K-Transformation

In the first quarter of 2009, the Bank continued to make progress in our "K-Transformation" strategic project, as planned, with major accomplishments in the Multi-Channel Sales and Services (MSS) and IT Capital (ITC) projects. Regarding our MSS project, the Bank has completed the first phase of System Design & Build, after its ongoing development throughout 2008. We are now in the system test phase to facilitate sales and services at a branch level, before planning to roll out this system implementation to KBank branches nationwide during 2009-2010. For our ITC project, we are currently under the system development phase and entering into the testing phase for our new core banking system to ensure efficient links to other IT systems. We believe that this project will not only meet the needs of the Bank business units, but also enhance their competitiveness, as well as enable them to develop new products and services with complex features more responsively.

# 6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of March 2009 are listed in the table below:

Details of Investments

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Quarter of 2009* (Baht) |
|---|---|---|---|---|---|---|---|
| **Investment in Asset Management Company** | | | | | | | |
| 1. PHETHAI ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205 | Bangkok | Asset Management | 800,000,000 | 800,000,000 | 100.00 | Ordinary | 16,731,682 |
| **Investment in KASIKORNBANKGROUP** | | | | | | | |
| 1. KASIKORN RESEARCH CENTER CO.,LTD.<br>Tel. 0-2273-1144 Fax. 0-2270-1218 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | (2,530,928) |
| 2. KASIKORN ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2673-3999 Fax. 0-2673-3900 | Bangkok | Mutual Fund Management | 27,154,274 | 27,154,274 | 100.00 | Ordinary | 136,166,293 |
| 3. KASIKORN SECURITIES PUBLIC CO.,LTD.<br>Tel. 0-2696-0000 Fax. 0-2696-0099 | Bangkok | Securities | 60,000,000 | 59,995,762 | 99.99 | Ordinary | (32,208,963) |
| 4. KASIKORN FACTORING CO.,LTD.<br>Tel. 0-2290-2900 Fax. 0-2276-9710 | Bangkok | Factoring | 1,600,000 | 1,600,000 | 100.00 | Ordinary | 33,201,163 |
| 5. KASIKORN LEASING CO.,LTD.<br>Tel. 0-2696-9999 Fax. 0-2696-9988 | Bangkok | Leasing | 90,000,000 | 90,000,000 | 100.00 | Ordinary | 31,500,183 |
| **Investment in Support Service Providers to KASIKORNBANKGROUP** | | | | | | | |
| 1. PROGRESS GUNPAI CO.,LTD.<br>Tel. 0-2273-3900 Fax. 0-2270-1262 | Bangkok | Services | 200,000 | 200,000 | 100.00 | Ordinary | 19,505,483 |
| 2. PROGRESS PLUS CO.,LTD.<br>Tel. 0-2225-2020 Fax. 0-2225-2021 | Bangkok | Services | 230,000 | 230,000 | 100.00 | Ordinary | 1,548,440 |
| 3. PROGRESS LAND AND BUILDINGS CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889 | Bangkok | Real Estate Development | 7,516,000 | 7,516,000 | 100.00 | Ordinary | (333,833) |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Quarter of 2009* (Baht) |
|---|---|---|---|---|---|---|---|
| 4. PROGRESS FACILITIES MANAGEMENT CO.,LTD.<br>Tel. 0-2273-3288-91 Fax. 0-2273-3292 | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 1,784,339 |
| 5. PROGRESS MANAGEMENT CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889-91 | Bangkok | Services | 60,000 | 60,000 | 100.00 | Ordinary | 1,296,564 |
| 6. PROGRESS SOFTWARE CO.,LTD.<br>Tel. 0-2225-7900-1 Fax. 0-2225-5654-5 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 16,214,898 |
| 7. PROGRESS STORAGE CO.,LTD.<br>Tel. 0-2273-3833 Fax. 0-2271-4784 | Bangkok | Services | 30,000 | 30,000 | 100.00 | Ordinary | 4,771,784 |
| 8. PROGRESS SERVICE CO.,LTD.<br>Tel. 0-2273-3293-4 Fax. 0-2273-3292 | Bangkok | Services | 20,000 | 20,000 | 100.00 | Ordinary | 4,412,243 |
| 9. PROGRESS H R CO.,LTD.<br>Tel. 0-2270-1070-6 Fax. 0-2270-1068-9 | Bangkok | Services | 10,000 | 10,000 | 100.00 | Ordinary | 4,258,467 |
| 10. PROGRESS SERVICE SUPPORT CO.,LTD.<br>Tel. 0-2470-5414 Fax. 0-2470-5355 | Bangkok | Services | 40,000 | 40,000 | 100.00 | Ordinary | 4,547,801 |
| 11. PROGRESS APPRAISAL CO.,LTD.<br>Tel. 0-2270-6900 Fax. 0-2278-5035 | Bangkok | Services | 5,000 | 5,000 | 100.00 | Ordinary | 615,860 |
| 12. PROGRESS COLLECTION CO.,LTD.<br>Tel. 0-2273-3210 Fax. 0-2273-2559 | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 124,703 |
| 13. K-SME VENTURE CAPITAL CO.,LTD.<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Joint Venture | 20,000,000 | 20,000,000 | 100.00 | Ordinary | (1,042,990) |
| 14. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.**<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Venture Capital Management | 1,000,000 | 1,000,000 | 100.00 | Ordinary | (859,478) |
| **Investment in Associated Companies** | | | | | | | |
| 1. PROCESSING CENTER CO.,LTD.<br>Tel. 0-2237-6330-4 Fax. 0-2237-6340 | Bangkok | Services | 500,000 | 150,000 | 30.00 | Ordinary | 12,821,780 |
| 2. RURAL CAPITAL PARTNERS CO.,LTD.<br>Tel. 0-2718-1852-3 Fax. 0-2718-1850 | Bangkok | Joint Venture | 1,000,000 | 275,000 | 27.50 | Ordinary | (101,940) |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Quarter of 2009* (Baht) |
|---|---|---|---|---|---|---|---|
| 3. M GRAND HOTEL CO.,LTD. | Bangkok | Hotel | 100,000,000 | 20,000,000 | 20.00 | Ordinary | - |
| Tel. - Fax. - | | | | | | | |

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO.,LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO.,LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.